Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FP ACQUISITION PARENT, LLC,

FP ACQUISITION MERGER SUB, LLC

and

MMA CAPITAL HOLDINGS, INC.,

Dated as of May 24, 2021

4.11	Intellectual Property	27
4.12	Proxy Statement	28
4.13	Litigation	28
4.14	Brokerage and Finder’s Fees	28
4.15	Employees and Benefit Plans	28
4.16	Contracts	29
4.17	Undisclosed Liabilities; Indebtedness	31
4.18	Operation of the Company’s Business	31
4.19	Opinion of Financial Advisor	32
4.20	Insurance	32
4.21	Investment Company Act	32
4.22	Anti-Takeover Laws	32
4.23	Environmental Matters	32
4.24	Data Protection and Privacy.	33
ARTICLE V MUTUAL COVENANTS OF THE PARTIES		34
5.1	Preparation of Proxy Statement; Shareholder Meeting	34
5.2	Access to Information; Confidentiality	36
5.3	Filings; Reasonable Best Efforts; Notification	36
5.4	Public Announcements	38
5.5	Section 16 Matters	38
5.6	Transaction Litigation	39
5.7	Notification of Certain Matters	39
5.8	Anti-Takeover Laws	40
ARTICLE VI ADDITIONAL COVENANTS OF THE PARTIES		40
6.1	Conduct of the Company’s Operations	40
6.2	Indemnification; Directors’ and Officers’ Insurance	43
6.3	Stock Exchange De-listing	44
6.4	Company Acquisition Proposals	45
6.5	Financing Cooperation	51
6.6	Subsidiary Conversions	53
6.7	IT Systems	53
ARTICLE VII CONDITIONS TO THE MERGER		54
7.1	Conditions to the Obligations of Each Party	54
7.2	Conditions to the Obligations of the Company	54
7.3	Conditions to the Obligations of Parent Parties	55
7.4	Frustration of Closing Conditions	56

ARTICLE VIII TERMINATION AND AMENDMENT		56
8.1	Termination	56
8.2	Effect of Termination	57
8.3	Amendment	58
8.4	Extension; Waiver	59
8.5	Non-Recourse Parent Party	59
ARTICLE IX MISCELLANEOUS		59
9.1	Survival of Representations and Warranties	59
9.2	Notices	59
9.3	Interpretation	59
9.4	Counterparts	67
9.5	Entire Agreement	67
9.6	Severability	67
9.7	Third-Party Beneficiaries	68
9.8	Governing Law	68
9.9	Consent to Jurisdiction; Venue	68
9.10	Specific Performance	68
9.11	WAIVER OF JURY TRIAL	69
9.12	Assignment	69
9.13	Expenses	69

Term	Section
Acceptable Confidentiality Agreement	6.4(h)(i)
Action	3.6
Agreement	Preamble
Anti-Corruption Laws	4.8(b)
Antitrust Laws	5.3(c)
Applicable Law	3.3(c)
Applicable Opinion	6.5(b)
Book Entry Share	2.1(a)
Business Combination	8.2(g)
business day	9.3(c)
Business Loan Agreement	6.5(c)
Certificate	2.1(a)
Certificate of Merger	1.2(a)
Closing	1.2(b)
Closing Date	1.2(b)
Code	9.3(d)
Commission	4.7(a)
Common Appraisal Shares	2.4(a)
Company	Preamble
Company Acquisition Proposal	6.4(h)(ii)
Company Board	Recitals
Company Board Recommendation	4.3(b)
Company Bylaws	4.1
Company Change of Recommendation	6.4(c)
Company Charter	4.1
Company Common Stock	Recitals
Company Data Company Disclosure Letter	9.3(e) Article IV
Company Equity Plans	9.3(f)
Company Intellectual Property Rights	4.11(b)
Company Material Adverse Effect	9.3(g)
Company Plan	4.15(a)
Company Preferred Stock	2.1(b)
Company Privacy Policy Company Protected Information Company Registered Intellectual Property	9.3(h) 9.3(i) 4.11(a)
Company Related Parties Company SEC Documents	6.5(e) 4.7(a)
Company Securities	4.4(c)
Company Shareholder Approval	4.3(c)
Company Shareholder Meeting	5.1(e)
Company Superior Proposal	6.4(h)(iii)
Confidentiality Agreement	5.2
Contagion Event	9.3(j)
Contract	3.3(b)
control	9.3(b)
Converted Subsidiary	7.3(f)
Copyright Data Processor DGCL	9.3(k) 9.3(l) Recitals

v

Term	Section
Dividend	1.6
DLLCA	Recitals
DTC	2.2(b)
DTC Payment	2.2(c)
East West Bank Facility Agreement	6.5(c)
Effective Time	1.2(a)
End Date	8.1(c)
Environmental Law Equity Commitment Letter	9.3(m) Recitals
ERISA	9.3(n)
ERISA Affiliate	4.15(b)
Event	9.3(g)
Exchange Act	9.3(o)
Exchange Fund	2.2(a)
Excluded Party	9.3(p)
Existing Subordinated Indebtedness	6.1(g)
FirstRand Facility Agreement	6.5(c)
Fundamental Funds Fundamental Group GAAP	9.3(t) 9.3(u) 9.3(q)
Government Official	4.8(c)
Governmental Authority	3.3(d)
Hazardous Substance HIM	9.3(v) Recitals
HIM Agreements	Recitals
HSR Act	3.3(d)
Intellectual Property Rights	4.11(b)
Indebtedness Intervening Event	9.3(w) 6.4(h)(iv)
Intervening Event Notice Period	6.4(g)(i)
IT Systems Judgment	9.3(w) 3.6
knowledge	9.3(z)
Lien	9.3(aa)
Malicious Code Management Agreement	9.3(bb) 9.3(cc)
Material Company Contract	4.16
Maximum Premium	6.2(b)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Mizuho TRS	6.5(c)
MMA/HIM Agreement	Recitals
Nasdaq	5.4
OFAC	4.8(d)
Order	5.3(c)
Other Existing Indebtedness	6.5(c)
Other Required Company Filing	5.1(b)
Owned Real Property	4.10
Parent	Recitals

Term	Section
Parent Disclosure Letter	Article III
Parent Expense Amount	8.2(f)
Parent Material Adverse Effect Parent Parties	9.3(dd) Preamble
Parent/HIM Agreement	Recitals
parties	Preamble
Patents Paying Agent	9.3(ee) 2.2(a)
pdf	9.4
Permitted Lien	9.3(ff)
Person	9.3(gg)
Personal Data Privacy Requirements Proxy Statement	9.3(hh) 9.3(ii) 3.8
Related Assets	Recitals
Representatives	9.3(kk)
Rights Agreement Rights Agreement Amendment Security Incident Solar Ventures Solicitation Period End Time	Recitals Recitals 9.3(ll) 9.3(mm) 6.4(a)(i)
standstill	6.4
subsidiary	9.3(nn)
Subsidiary Conversions	7.3(f)
Superior Proposal Notice	6.4(f)
Surviving Entity	1.1
TD Engagement Letter	4.14
Takeover Laws	4.22
Target Assets	Recitals
Tax Returns	4.9(h)(i)
Taxes	4.9(h)(ii)
Trade Laws	4.8(d)
Trademarks Trade Secrets Transaction Committee	9.3(pp) 9.3(qq) Recitals
Transaction Committee Financial Advisor Voting Agreements	4.19 Recitals

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 24, 2021, by and among FP Acquisition Parent, LLC, a Delaware limited liability company (“Parent”), FP Acquisition Merger Sub, LLC, a Delaware limited liability company (“Merger Sub” and, taken together with Parent, the “Parent Parties”), and MMA Capital Holdings, Inc., a Delaware corporation (the “Company” and, together with the Parent Parties, the “parties”).

BACKGROUND

A.            The parties intend that the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger and continuing as a subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement, the provisions of the Delaware General Corporation Law (the “DGCL”) and the provisions of the Delaware Limited Liability Company Act (the “DLLCA”).

B.            The board of directors of the Company (the “Company Board”) has appointed a committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Transaction Committee”) to review and negotiate, and make a recommendation to the Company Board with respect to, the transactions contemplated by this Agreement, including the Merger.

C.           The Company Board, acting upon the unanimous recommendation of the Transaction Committee, has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the holders of shares of the Company’s common stock, no par value (the “Company Common Stock”), (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the transactions contemplated herein, including the Merger, and (iii) resolved to recommend that the holders of the Company Common Stock adopt this Agreement and approve the Merger.

D.          Parent, in its capacity as the sole member and manager of Merger Sub has, on the terms and subject to the conditions set forth herein, approved and declared advisable the execution, delivery and performance of this Agreement and the transactions contemplated herein, including the Merger.

E.             Prior to the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Parent Parties to enter into this Agreement, certain directors and officers of the Company, in their respective capacities as stockholders of the Company, have entered into those certain Voting and Support Agreements with Parent (collectively, the “Voting Agreements”) in connection with the Merger.

F.            Immediately prior to the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Parent Parties to enter into this Agreement, the Company is entering into that certain third amendment to that certain Tax Benefit Rights Agreement, dated as of May 5, 2015, as amended by that certain First Amendment thereto dated January 1, 2019, and as further amended by that certain Second Amendment thereto dated March 12, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agreement” and, such amendment thereto, the “Rights Agreement Amendment”), pursuant to which, among other things, the Rights Agreement shall be rendered inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby. Prior to the execution of this Agreement, the Company has delivered to Parent a copy of the resolutions of the Company Board approving the Rights Agreement Amendment and a copy of the executed Rights Agreement Amendment.

G.           Concurrently with the execution and delivery of this Agreement, each of the Fundamental Funds has executed a letter agreement in favor of Parent (an “Equity Commitment Letter”), pursuant to which each such Fundamental Fund has agreed, among other things, and subject to the terms and conditions set forth therein, to make a cash equity investment in Parent immediately prior to the Closing.

H.           Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Parent Parties to enter into this Agreement, the Company and Hunt Investment Management, LLC (“HIM”) are delivering to Parent and Merger Sub a Termination Agreement (the “MMA/HIM Agreement”), pursuant to which the Company and HIM have agreed, among other things, to terminate the Management Agreement in exchange for cash and the transfer to HIM of certain Company assets in South Africa.

I.              Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Parent Parties to enter into this Agreement, Parent and HIM have entered into an Assignment and Assumption agreement (the “Parent/HIM Agreement” together with the MMA/HIM Agreement, collectively, the “HIM Agreements”), pursuant to which Parent and HIM have agreed, among other things, to (a) the release of certain restrictive covenants in connection with certain HIM employees, (b) the treatment of certain liabilities in connection with certain HIM employees and (c) the transfer of the various assets held and used by HIM in the conduct of the Company’s business.

J.             The Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

In consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
THE MERGER

1.1          The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the DGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall cease, and Merger Sub shall be the surviving entity in the Merger (the “Surviving Entity”) under the name “MMA Capital Holdings, LLC” and shall remain a wholly owned subsidiary of Parent.

1.2          Effective Time; Closing Date.

(a)          Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, Merger Sub shall file (or cause to be filed) with the Secretary of State of the State of Delaware a certificate of merger for the Merger, executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Certificate of Merger”), and the parties shall make all other filings or recordings that may be required under the DGCL or the DLLCA in connection with the Merger. The Certificate of Merger will provide that the Merger shall become effective at such time as the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or at such later date and/or time as may be agreed by the parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

(b)          Prior to the filing of the Certificate of Merger, the closing of the Merger (the “Closing”) shall be held remotely via electronic exchange of PDF or otherwise scanned documents and signature pages at 10:00 a.m., New York time, or at such other place as the parties may agree in writing, (i) on a date to be agreed upon by the Parent Parties and the Company that is no later than three (3) business days following the date upon which all of the conditions set forth in Article  VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) on such other date and/or at such other time as the parties may agree in writing so long as all of the conditions set forth in Article  VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived at or prior to such date and/or time. The date on which the Closing takes place is referred to herein as the “Closing Date.”

1.3          Effects of the Merger. The Merger shall have the effects set forth in the DGCL and the DLLCA . Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Entity, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Entity.

1.4          Organizational Documents of the Company. At the Effective Time, and by virtue of the Merger, the certificate of formation and the limited liability company agreement of Merger Sub each as in effect immediately prior to the Effective Time shall be amended to change the name of Merger Sub to the name of the Surviving Entity and as so amended shall be the certificate of formation and the limited liability company agreement of the Surviving Entity.

1.5          Officers of the Company. The parties will take all necessary action such that, at the Effective Time, the officers of the Company serving in such capacity immediately prior to the Effective Time shall be the officers of the Surviving Entity (except to the extent they have resigned as required hereby), until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II
EFFECT OF THE MERGER

2.1          Effect on Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, any Parent Party or the holder of any securities of the Company or any Parent Party:

(a)          Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (i) Common Appraisal Shares to be treated in accordance with Section  2.4 and (ii) shares of Company Common Stock to be canceled in accordance with Section  2.1(b) or converted in accordance with Section  2.1(c)) and each deferred share of Company Common Stock reserved for the account of any Company director shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $27.77 per share, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section  2.2.

(b)          Cancellation of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury stock shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock then held by Parent or Merger Sub, including any shares of Company Common Stock reserved for issuance under any of the Company Equity Plans, shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of preferred stock (“Company Preferred Stock”) that are issued and outstanding or owned by the Company as treasury stock immediately prior to the Effective Time (other than shares of Company Preferred Stock to be converted in accordance with Section  2.1(c)) shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is authorized but unissued immediately prior to the Effective Time shall be cancelled and no payment of cash or any other distribution shall be made with respect thereto.

(c)           Cancellation of Certain Other Shares. Each share of Company Common Stock or Company Preferred Stock held by any subsidiary of the Company immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d)         Merger Sub Limited Liability Company Interests. Each limited liability company interest of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding from and after the Effective Time as the limited liability company interest of the Surviving Entity in the Merger. After the Effective Time, Parent shall be the holder of all of the issued and outstanding limited liability company interests of the Surviving Entity.

2.2          Exchange of Certificates and Book Entry Shares.

(a)          Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article  II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Following the Effective Time on the Closing Date, Parent shall cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Pending its disbursement in accordance with this Section  2.2, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in accordance with the agreement with the Paying Agent. To extent there are net losses with respect to any such investments, Parent shall or shall cause the Surviving Entity to reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith (but in any event not in an amount in excess of such net losses). No losses of any funds deposited with the Paying Agent (from investment or otherwise) shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein. The fees and expenses payable to the Paying Agent will be paid timely by or on behalf of Parent.

(b)          Payment Procedures. Promptly after the Effective Time, Parent and the Surviving Entity shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Stock (other than the Company Common Stock to be canceled in accordance with Section  2.1(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book Entry Shares, as applicable, to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section  2.1(a). Upon (x) surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent) or (y) upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a Book-Entry Share, the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (A) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Entity that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section  2.2, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article  II. No interest will be paid or accrued for the benefit of holders of the Certificates and Book Entry Shares on the Merger Consideration payable upon the surrender of such Certificates and Book Entry Shares. Notwithstanding anything to the contrary in this Agreement, no holder of Book Entry Shares held through Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section  2.1(a).

(c)         DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than the Company Common Stock to be canceled in accordance with Section  2.1(b) and Common Appraisal Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Merger Consideration per share (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first (1st) business day after the Closing Date.

(d)          Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article  II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed with respect to, and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that represented ownership of shares of Company Common Stock and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section  2.2(f), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article  II.

(e)          Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article  II; provided, however, Parent, or the Surviving Entity, as applicable, may, in their discretion, require delivery of a satisfactory indemnity (including delivery of a bond in such amount as Parent or the Surviving Entity (as applicable) may direct) as indemnity against any claim that may be made against Parent, the Surviving Entity or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f)          Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Entity for, and Parent and the Surviving Entity shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article  II. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g)          No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Entity or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar law.

(h)         Withholding Taxes. Parent, the Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, and from any other amounts payable pursuant to this Agreement, any amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of applicable state, local or foreign Applicable Law. To the extent any amounts are so withheld (i) such amounts shall be remitted to the applicable Governmental Authority and (ii) the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3          Adjustments. If between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration, any other amounts payable pursuant to this Article  II (to the extent expressed on a per share of Company Common Stock basis) shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

2.4          Appraisal Rights.

(a)          Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and held by any Person who shall have properly and validly exercised statutory rights of appraisal in respect of such share in accordance with Section 262 of the DGCL (“Common Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section  2.1(a), but instead shall be canceled and entitle the holder thereof to only those rights provided to a holder of Common Appraisal Shares under Section 262 of the DGCL; provided, however, that any Common Appraisal Share held by a Person who shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal of such Common Appraisal Share under Section 262 of the DGCL will thereupon (i) be deemed no longer to be a Common Appraisal Share and (ii) be treated as if it had been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Book Entry Share that formerly evidenced such share of Company Common Stock in the manner provided in Section  2.2

.

(b)          The Company shall give prompt notice to Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. For purposes of this Section  2.4 (b), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Common Appraisal Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.5          No Dividends or Distributions. For the avoidance of doubt, no dividends or other distributions with respect to capital stock of the Surviving Entity with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Book Entry Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

In order to induce the Company to enter into this Agreement, subject to the exceptions set forth in the disclosure letter delivered by Parent to the Company and dated as of the date of this Agreement (the “Parent Disclosure Letter”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates), the Parent Parties represent and warrant to the Company as follows:

3.1          Organization and Standing. Each Parent Party is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each Parent Party is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

3.2          Power and Authority. Each Parent Party has all requisite corporate, limited liability company, or partnership, as the case may be, power and authority to enter into and deliver this Agreement and the agreements contemplated hereby, and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and any other agreements entered into in connection herewith. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Parent Parties have been duly authorized by all requisite action on the part of each Parent Party. This Agreement has been duly executed and delivered by each Parent Party, and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each Parent Party enforceable against such Person in accordance with its terms except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Other than the adoption of this Agreement by Parent in its capacity as the sole member and manager of Merger Sub with respect to the Merger, no vote of the holders of any class or series of capital stock (or other securities) of any Parent Party is necessary to approve the transactions contemplated by this Agreement that has not otherwise been obtained as of or prior to the date hereof.

3.3          Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by any Parent Party nor the consummation by the Parent Parties of the Merger and the other transactions contemplated hereby will:

(a)          conflict with, or result in a breach of any provision of, the organizational documents of any Parent Party;

(b)          violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument (each, a “Contract”) to which Parent or any of its subsidiaries is a party;

(c)           assuming compliance with the matters referred to in Section  3.3(d), violate any applicable laws, statutes, rules, regulations, legally binding policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Law”) applicable to Parent or any of its subsidiaries or any of their respective properties or assets; or

(d)           require any action or consent or approval of, or review by, or registration or filing by Parent or any of its subsidiaries with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, mediator, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (i) any notifications required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), (ii) registrations or other actions required under foreign, federal or state Antitrust Laws or securities or blue-sky laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) consents or approvals of, or notifications to, any Governmental Authority set forth in Section 3.3(d) to the Parent Disclosure Letter;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

3.4          Ownership of Merger Sub. Parent owns all of the outstanding limited liability company interests of Merger Sub. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement and the transactions contemplated hereby.

3.5          Sufficiency of Funds.

(a)          The Parent Parties will have, or will have access to, on the Closing Date sufficient cash to enable Parent, Merger Sub or the Surviving Entity to pay to the Exchange Fund on the Closing Date the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated herein and to pay all related fees and expenses required to be paid on such date.

(b)           Without limiting Section  9.10, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

3.6          Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the knowledge of Parent, as of the date of this Agreement, there is no (a) threatened legal or administrative proceeding, suit, claim, investigation, arbitration or action (an “Action”) against Parent or any of its subsidiaries or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon or affecting Parent or any of its subsidiaries, in each case, by or before any Governmental Authority.

3.7          Brokerage and Finder’s Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

3.8          Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the proxy statement relating to the Company Shareholder Meeting (as amended or supplemented from time to time, the “Proxy Statement”) (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is filed with the Commission or at the time the Proxy Statement (or any amendment or supplement thereto) is first published, sent or given to stockholders of the Company or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.9          Solvency. Each of Parent, Merger Sub and their respective affiliates, is solvent immediately prior to the Closing Date and, after giving effect to the transactions contemplated by this Agreement, and assuming that the Company is solvent and that the representations and warranties contained in Article  IV are true and correct, immediately after the Closing the Surviving Entity will be solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent on the part of any Parent Party to hinder, delay or defraud either present or future creditors of the Company or any of its respective affiliates.

3.10       Independent Investigation. Parent, on behalf of itself and Merger Sub, and on behalf of its affiliates, acknowledges and agrees that in making its decision to enter into this Agreement and the consummate the transactions contemplated by this Agreement, Parent, Merger Sub and its affiliates have relied solely upon its own investigation, review and analysis, and except for the representations and warranties of Company in Article  IV and the other transaction documents entered in connection with this Agreement, the Company does not make any representation or warranty, either express or implied. Parent acknowledges that a Contagion Event has had, is having and is likely to continue to have, an impact on the Company and its business and, to the extent that any representation or warranty of the Company in this Agreement is or becomes inaccurate or primarily breached as a result of the impact of a Contagion Event or any action or inaction by Parent, Merger Sub or the Company (after the date hereof and in accordance with this Agreement), including its compliance with any directive, order, policy, guidance or recommendation by any Governmental Authority or any disaster plan of the Company or any change in Applicable Law primarily as a result of a Contagion Event, then such representation or warranty shall not be deemed breached for any purpose under this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce the Parent Parties to enter into this Agreement, subject to (i) the exceptions set forth in the disclosure letter delivered by the Company to Parent and dated as of the date of this Agreement (the “Company Disclosure Letter”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates), and (ii) the information disclosed by the Company in any Company SEC Document furnished or filed prior to the date of this Agreement (other than in any risk factor or other predictive, cautionary or forward-looking disclosure contained in such Company SEC Document), the Company represents and warrants to the Parent Parties as follows:

4.1          Organization and Standing(a). The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under Applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True, correct and complete copies of the certificate of incorporation of the Company as in effect on the date hereof (the “Company Charter”) and the bylaws of the Company as in effect on the date hereof (the “Company Bylaws”) are included in the Company SEC Documents, and the Company is not in violation of any of the provisions of the Company Charter or Company Bylaws.

4.2          Subsidiaries. Section 4.2 of the Company Disclosure Letter sets forth a true, correct and complete list of each subsidiary of the Company existing as of the date of this Agreement, including the name, equityholders and percentage owned by such Person, and the jurisdiction of organization of each such subsidiary. All equity interests of the Company’s subsidiaries are owned by the Company or another wholly-owned subsidiary of the Company free and clear of all Liens (other than Liens arising under applicable securities laws). Except as provided in Section 4.2 of the Company Disclosure Letter, as of the date hereof, except for the Company’s subsidiaries, the Company does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other Person. Each of the outstanding equity interests of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable) and not subject to preemptive or similar rights other than any rights that may accrue in favor of the Company or its wholly-owned subsidiaries. Section 4.2 of the Company Disclosure Letter sets forth each subsidiary of the Company as of the date hereof. Other than deferred shares owed to directors, there are no outstanding (a) securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company’s subsidiaries or (b) options or other rights to acquire from the Company’s subsidiaries, and no obligation of the Company’s subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company’s subsidiaries, and no obligation of the Company or any of its subsidiaries to grant or extend any of the foregoing to any other Person. The Company has made available to the Parent Parties true, correct and complete copies of the governing and formation documents of the Company subsidiaries (including all amendments or other modifications thereto), which documents are in full force and effect as of the date hereof. The Company (or any of its applicable subsidiaries) is not in default under any organizational document of a Company subsidiary, nor do there exist circumstances that solely upon the passage of time would constitute a default thereunder, and no subsidiary of the Company is or has been subject in the last three (3) years to bankruptcy or insolvency. The Company and its subsidiaries are not required to make any capital contribution (pursuant to Contract or otherwise) to any Person in which the Company or any of its subsidiaries holds an ownership or other equity interest that has not been made as of the date hereof. None of the shares of Company Common Stock or Company Preferred Stock are owned by any subsidiary of the Company.

4.3          Power and Authority.

(a)          The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder and subject to the receipt of the Company Shareholder Approval, to perform its obligations under this Agreement and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the agreements contemplated hereby, and the consummation by it of the transactions contemplated herein and therein, have been duly authorized by the Company Board and, except for obtaining the Company Shareholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the agreements contemplated hereby and the consummation by it of the transactions contemplated herein and therein. This Agreement and the agreements contemplated hereby to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the Parent Parties, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)          The Company Board, acting upon the recommendation of the Transaction Committee, at a duly held meeting, has (i) determined that the transactions contemplated by this Agreement and any agreements contemplated hereby, including the Merger, are fair to, and in the best interests of, the holders of Company Common Stock, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (iii) subject to Section  6.4, resolved to recommend that the holders of Company Common Stock adopt this Agreement and approve the Merger (the “Company Board Recommendation”) and (iv) directed that such matter be submitted for consideration of the holders of Company Common Stock to a vote at a meeting of the holders of Company Common Stock in accordance with the terms of this Agreement, which resolutions have not, except after the date hereof as permitted by Section  6.4, been subsequently rescinded, modified or withdrawn.

(c)           The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, voting together as a single class (the “Company Shareholder Approval”), at the Company Shareholder Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated herein, including the Merger.

4.4          Capitalization of the Company.

(a)          The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, no par value (“Company Preferred Stock”).

(b)          As of May 21, 2021 (the “Measurement Date”), (i)  5,743,570 shares of Company Common Stock were issued and outstanding and (ii) 0 shares of Company Preferred Stock were issued and outstanding. Since the Measurement Date to the date of this Agreement, there have been no issuances of capital stock of the Company. The outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive (or similar) rights and were issued in compliance with Applicable Law. Section 4.4(b) of the Company Disclosure Letter sets forth as of the Measurement Date, a complete and correct list of all outstanding Company Securities (including deferred shares of Company Common Stock reserved for the account of any Company director) other than Company Common Stock and Company Preferred Stock, the number of shares of Company Common Stock issuable thereunder or with respect thereto and the exercise price (if any). No subsidiary of the Company owns any shares of Company Common Stock or any Company Preferred Stock. As of the Measurement Date, there are no outstanding options to purchase shares of Company Common Stock under any of the Company Equity Plans. Since the Measurement Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Securities, other than as permitted by Section  6.1.

(c)           Except as set forth in Section 4.4(b) or Section 4.4(c) of the Company Disclosure Letter, as of the date of this Agreement, subsequent to the Measurement Date, there were no (i) outstanding shares of capital stock or other voting securities of the Company, (ii) securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants, calls, phantom stock or other rights to acquire from the Company or its subsidiaries, or obligation of the Company or its subsidiaries to issue (or provide payments based on the value of), any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) are referred to collectively as “Company Securities”), or (iv) outstanding obligations of the Company or any subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities. Except (A) as set forth in Section 4.4(c) of the Company Disclosure Letter or (B) in connection with the repurchase or acquisition of Company Common Stock pursuant to the terms of Company Equity Plans, neither the Company nor any of its subsidiaries is a party to any Contract that (i) obligates the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, (ii) relates to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any Company Securities or (iii) otherwise relates to, creates, establishes or defines the terms and conditions of, any Company Securities. There are no director, independent contractor, or employee share incentive plans or arrangements of the Company, other than the Company Equity Plans, under which any Company Securities are outstanding.

(d)          Section 4.4(d) of the Company Disclosure Letter identifies each award or other obligation outstanding under any Company Equity Plan and includes (i) the name of the holder of such award, (ii) the Company Equity Plan under which such award was granted, (iii) the number of shares of capital stock of the Company subject to such award, (iv) the type of award and (v) any cash payment due in connection with such award.

4.5          Conflicts; Consents and Approvals. Except as set forth in Section 4.5 of the Company Disclosure Letter, neither the execution and delivery of this Agreement and any other agreements contemplated hereby by the Company nor the consummation by the Company of the Merger, and the other transactions contemplated hereby or thereby will:

(a)          conflict with, or result in a breach of any provision of, the Company’s certificate of incorporation or bylaws, subject to the receipt of the Company Shareholder Approval;

(b)          violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to a consent or approval right, to a right to a payment, or to a right to terminate, accelerate, adversely modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its subsidiaries is a party;

(c)           assuming compliance with the matters referred to in Section  4.5(d), violate any Applicable Law applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or

(d)          require any action or consent or approval of, or review by, or registration or filing by the Company or any of its affiliates with, any third party or any Governmental Authority, other than (i) receipt of the Company Shareholder Approval, (ii) any notifications required by the HSR Act, (iii) registrations or other actions required under foreign, federal or state Antitrust Laws or securities or blue-sky laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) filings as may be required by the Exchange Act or under the rules and regulations of the Nasdaq, (vi) such consents, qualifications, license, order, authorizations, approvals, exemptions, notices, filings or registrations as may be required as a result of the identity of Parent or any of its affiliates, (vii) such filings as may be required in connection with the payment of any transfer and gain Taxes, and (viii) consents or approvals of, or notifications to, any Governmental Authority set forth in Section 4.5(c) of the Company Disclosure Letter; except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, constitute a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate any of the transactions contemplated by this Agreement.

4.6          No Company Material Adverse Effect. Since December 31, 2020 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, constitute a Company Material Adverse Effect.

4.7          Company SEC Documents; Controls.

(a)          The Company has timely filed or received the appropriate extension of time within which to file with the United States Securities and Exchange Commission (the “Commission”) all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2017 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of the Company included in the Company SEC Documents were prepared in accordance with GAAP in all material respects during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company’s consolidated group. Except as have been described in the Company SEC Documents, there are no unconsolidated subsidiaries of the Company or any off-balance sheet arrangements (and neither the Company nor any subsidiary of the Company has any commitment to become a party to any off-sheet balance sheet arrangement) of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the Commission.

(b)          The Company maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including: policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its subsidiaries. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of: (i) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its subsidiaries that has not been subsequently remediated; or (ii) any fraud that involves the Company’s management or other service providers who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its subsidiaries. Since January 1, 2017, there has been no written complaint, allegation, assertion or claim that the Company or any subsidiary of the Company has engaged in improper or illegal accounting or auditing practices.

(c)           The Company (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company, including the principal executive officer (as defined in the Sarbanes-Oxley Act) and principal financial officer (as defined in the Sarbanes-Oxley Act) of the Company, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based upon the most recent evaluation by the principal executive officer (as defined in the Sarbanes-Oxley Act) and principal financial officer (as defined in the Sarbanes-Oxley Act) of the Company of the Company’s internal control over financial reporting, to its auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2017, the principal executive officer (as defined in the Sarbanes-Oxley Act) and principal financial officer (as defined in the Sarbanes-Oxley Act) of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

4.8          Compliance with Law.

(a)          The Company and its subsidiaries are in compliance with, and at all times since April 1, 2018 have been in compliance with, all Applicable Law relating to the Company, its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Law would not, individually or in the aggregate, constitute a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b)          In the three (3) years prior to the date hereof, the Company, each of its subsidiaries, or, to the knowledge of the Company, each of its and their respective directors, officers, employees, and agents, and all other Persons acting on its or their behalf or for its or their benefit, in each case in their capacity as such, is and has been in compliance with Anti-Corruption Laws, except where the failure to be in compliance with such Anti-Corruption Laws would not, individually or in the aggregate, constitute a Company Material Adverse Effect. “Anti-Corruption Laws” means all Applicable Laws and all other statutory or regulatory requirements relating to anti-corruption, anti-bribery and anti-money laundering, including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Authority, commercial entity, or any other Person to obtain an improper business advantage, such as, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and any Applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(c)           In the three (3) years prior to the date hereof, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, neither the Company nor any of its subsidiaries has, nor, to the knowledge of the Company, have any of their respective officers, directors, agents, employees, or other Persons acting on their behalf or for their benefit, directly or indirectly, (i) taken any action that would violate any provision of any Anti-Corruption Laws; (ii) been charged with or convicted of violating any Anti-Corruption Laws; (iii) received any notice, request or citation, or been made aware of any allegation, investigation (formal or informal), inquiry, action, charge or other Action with regard to a potential violation of any Anti-Corruption Laws; (iv) established or maintained any unrecorded or improperly recorded fund of corporate monies or other properties or assets or made any false entries on any books of account or other record for any purpose in violation of any Anti-Corruption Laws; (v) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value, to any Government Official or to any Person under circumstances where the Company, any subsidiary of the Company or the officers, directors, agents, employees, or other Persons acting on their behalf, knew or ought reasonably to have known that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Person for the purpose of influencing any act or decision of a Government Official in their official capacity, securing any improper advantage, or assisting the Company or any subsidiary of the Company in obtaining or retaining business, or in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. “Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (ii) or (i) of this definition.

(d)          Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and each of its subsidiaries are, and in the three (3) years prior to the date hereof have been, in compliance with all Applicable Laws relating to imports, exports and economic sanctions, including all Applicable Laws administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. State Department (“Trade Laws”). In the three (3) years prior to the date hereof, neither the Company nor any of its subsidiaries has been a party to any Contract or engaged in any transaction or other business, directly or indirectly, (i) in breach of Trade Laws or (ii) with any Governmental Authority or other Person that is the target of applicable sanctions, including appearing on any U.S. or applicable non-U.S. list of sanctioned parties (including any Person that appears on OFAC’s Specially Designated Nationals and Blocked Persons List), is owned or controlled by such a Person, or is located or organized in any country or territory that is subject to comprehensive OFAC sanctions.

4.9          Taxes.

(a)          The Company and each of its subsidiaries (i) have timely filed all income and other material Tax Returns required to have been filed by or with respect to the Company or any of its subsidiaries, and all such Tax Returns are true, correct and complete in all material respects; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes required to be paid by them (whether or not shown on any Tax Return); (iii) have adequate accruals and reserves on the financial statements included in the Company SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns or pay any Tax in respect of any fiscal year which have not since been filed or paid; and (v) have not received any notice, claim or assessment of any material deficiencies for any Tax from any taxing authority, against the Company or any of its subsidiaries.

(b)          Neither the Company nor any of its subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to a material amount of Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. Neither the Company nor any of its subsidiaries has requested to waive or has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of the Company or any of its subsidiaries (other than Liens for Taxes not yet due). No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its subsidiaries has not filed Tax Returns claiming that the Company or such subsidiary is or may be subject to taxation by that jurisdiction.

(c)           No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to change a method of accounting, has been requested from, entered into with or issued by any Governmental Authority with respect to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to any Contract with a Governmental Authority relating to Taxes. The Company and each of its subsidiaries have made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to the Company’s or any of its subsidiaries’ Tax Returns.

(d)          The Company and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equityholder or other third party.

(e)          Neither the Company nor any of its subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger. Neither the Company nor any of its subsidiaries are parties to any contractual obligation relating to Tax sharing, Tax indemnity or Tax allocation (other than agreements or arrangements entered into in the ordinary course of business the principal purpose of which does not relate to Taxes). Neither the Company nor any of its subsidiaries has any liability for the Taxes of any person (other than the Company and its subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(f)            Neither the Company nor any of its subsidiaries has been a member of an affiliated group filing a consolidated United States federal income Tax Return or other group filing a consolidated, combined, affiliated, unitary or similar income Tax Return (other than a group the common parent of which was the Company). The U.S. federal income tax classification of each subsidiary of the Company is, and has always been, as set forth in Section 4.9 (f) of the Company Disclosure Letter and no election under United States Treasury Regulations Section 301.7701-3 with respect to the federal income tax classification of a subsidiary of the Company has ever been made.

(g)          Neither the Company nor any of its subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Effective Time, (iii) installment sale or open transaction entered into on or prior to the Effective Time, (iv) intercompany transaction entered into on or prior to the Effective Time or (v) prepaid amount received on or prior to the Effective Time.

Neither the Company nor any of its subsidiaries has participated in any “listed transaction” or “reportable transaction” within the meaning of Section 6707A(c) of the Code or United States Treasury Regulation Section 1.6011-4.

(h)          For purposes of this Agreement:

(i)            “Tax Returns” means returns, reports, statements, declarations, elections, forms or other documents or information (including schedules and attachments thereto) filed or required to be filed with respect to Taxes with any Governmental Authority responsible for the imposition or collection of Taxes, including any amendments thereof.

(ii)           “Taxes” means all taxes, fees or similar governmental charges, in each case in the nature of a tax (whether U.S. or non-U.S. federal, state, local, provincial, territorial or municipal), including income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, escheat, unclaimed property, environmental, severance, service, service use, unemployment, social security, stamp, custom, excise, or real or personal property taxes, together with any interest, penalties, additions to tax or additional amounts imposed or assessed by any taxing authority with respect thereto.

4.10       Title to Properties.

(a)      The Company or one of its subsidiaries has good, valid and marketable title to the real estate, together with all buildings, structures, facilities, fixtures and improvements located thereon) owned by the Company or any of its subsidiaries (the “Owned Real Property”) free and clear of all Liens, other than Permitted Liens. Section 4.10(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of the street address or other identifying information of each parcel of Owned Real Property. Except as set forth on Section 4.10(a) of the Company Disclosure Letter, none of the Company and its subsidiaries is a party to any agreement, obligation, or purchase option, right of first refusal, obligation, or other contractual right to buy or sell any real property. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, there is no pending, or to the knowledge of the Company and/or its subsidiaries, threatened appropriation, condemnation, eminent domain or similar proceeding, or sale or other disposition in lieu of condemnation, affecting the Owned Real Property. With respect to such Owned Real Property (i) none of the buildings or improvements are in violation of applicable setback requirements or Applicable Law relating to urban planning or zoning, (ii) none of the buildings or improvements encroaches on any easement, and (iii) none of the land thereof serves any adjoining property for any purpose inconsistent with the use of the land, in each case that would constitute a Parent Material Adverse Effect or a Company Material Adverse Effect. Other than the Company and/or its subsidiaries, there are no tenants, subtenants, licensees, occupants, or any other Person with any right, agreement or option to lease, sublease, license, use or occupy the Owned Real Property.

(b)       Except as set forth on Section 4.10(b) of the Company Disclosure Letter, no real property is leased, subleased, or licensed by the Company or its subsidiaries, and the Company and its subsidiaries have no options, rights or other agreements to lease, sublease, license, use or occupy any real property, other than the Owned Real Property.

4.11       Intellectual Property.

(a)          Section 4.11(a) of the Company Disclosure Letter sets forth a correct and complete list of all issued Patents, Patent applications, Trademark registrations, Trademark applications, and registered Copyrights that are owned or purported to be owned by the Company or any of its subsidiaries (“Company Registered Intellectual Property”).Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or its subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, Trade Secrets and other intellectual property (collectively, “Intellectual Property Rights”) used by the Company or any of its subsidiaries in, and that are material to, the business of the Company and any of its subsidiaries as currently conducted (the “Company Intellectual Property Rights”) and (ii) neither the Company nor any of its subsidiaries has received, in the three (3) years preceding the date of this Agreement, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property Rights. To the knowledge of the Company, no other Person has infringed any Company Intellectual Property Rights in the three (3) years preceding the date of this Agreement, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all Company Registered Intellectual Property have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable, except for issuances, registrations or applications that the Company or any of its subsidiaries, as applicable, has permitted to expire or has cancelled or abandoned in its reasonable business judgment.The conduct of the business of the Company and any of its subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received, in the three (3) years preceding the date of this Agreement, any written charge, complaint, claim, demand or notice alleging any infringement or violation of the Intellectual Property Rights of any other Person by the Company or any of its subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information and (ii) no Company Protected Information has been disclosed by the Company or any of its subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person or pursuant to a confidential relationship.

4.12       Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, except for such portions thereof that relate only to Parent and its subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

4.13       Litigation. There is no Action pending or threatened in writing or, to the knowledge of the Company, otherwise threatened against the Company or any of its subsidiaries or their respective officers or directors that would, individually or in the aggregate, constitute a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries nor any assets, rights or properties of such Persons is subject to any outstanding Judgment that would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement or the agreements contemplated hereby.

4.14       Brokerage and Finder’s Fees. Except for the Company’s obligations to the Transaction Committee Financial Advisor, neither the Company, any of its subsidiaries nor any of their respective equityholders, directors, officers or employees has incurred or will incur on behalf of the Company or its subsidiaries any brokerage, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement. The Company has furnished to Parent a complete and correct copy of the engagement letter of the Transaction Committee Financial Advisor (the “TD Engagement Letter”).

4.15       Employees and Benefit Plans.

(a)          In the last three (3) years, none of the Company or its subsidiaries has employed or directly engaged any natural person to perform services, whether as an employee or independent contractor. As of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union respecting the employees of the Company or any of its subsidiaries. To the knowledge of the Company, in the last five (5) years, there have been no allegations of sexual harassment or sexual misconduct against any natural person who performs or performed services for the Company or its subsidiaries, including against any personnel of HIM involved in managing the Company or its subsidiaries.

(b)          Except for the Company Equity Plans, none of the Company, any of its subsidiaries or any ERISA Affiliate maintains, sponsors, or contributes to, or otherwise has any liability (including contingent liability) with respect to, any Company Plan. For purposes of this Agreement, “Company Plan” means any benefit or compensation plan, program, policy, agreement or other arrangement sponsored by the Company, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program, policy or agreement. For purposes of this Agreement, the term “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries, would be treated as a single employer for purposes of Section 414 of the Code or Section 4001 of ERISA. None of the Company, any of its subsidiaries or any ERISA Affiliate has any liability under Section 302 or Title IV of ERISA, Section 412 of the Code, Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA that would, individually or in the aggregate, constitute a Company Material Adverse Effect. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former service provider engaged by the Company to any compensatory payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such person or (iii) result in any payment or benefit constituting a “parachute payment” within the meaning of Section 280G of the Code.

4.16       Contracts. Each Material Company Contract is (assuming due authorization, execution and delivery by each other party thereto) a valid and binding obligation of the Company or its subsidiaries, as applicable, and, to the knowledge of the Company, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Neither the Company nor its subsidiaries nor, to the knowledge of the Company, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material Company Contract except for such violations or defaults under or terminations which would not, individually or in the aggregate, constitute a Company Material Adverse Effect with respect to the Company. For purposes of this Agreement, “Material Company Contract” means any Contract to which the Company or any of its subsidiaries is a party and that falls within any of the following categories:

(a) any Contract that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the Commission but without giving effect to the provisions of clause (i) thereof relating to the exclusion of Contracts entered into more than two (2) years before the filing of a registration statement) in effect on the date hereof;

(b) any Contract with respect to any joint venture, partnership or other similar strategic alliance;

(c) indentures, mortgages, promissory notes, or loan agreements with respect to borrowed money by the Company or its subsidiaries or guarantees of borrowed money made by the Company or its subsidiaries, letters of credit issued on behalf of the Company or its subsidiaries or commitments for the borrowing or the lending of amounts by the Company or its subsidiaries (except in the case of the lending of amounts, other than by any of the Solar Ventures), Contracts providing for the creation of any Lien upon any of the assets of the Company or its subsidiaries, and Contracts governing any trust preferred securities issued by the Company or any of its subsidiaries, in each case involving more than $50,000;

(d) any real estate or equipment leases to which the Company or any of its subsidiaries is a party;

(e) any Contract that provides (i) change of control, retention, severance or termination pay or benefits (in cash, equity or otherwise) or (ii) payment of any cash or other compensation or benefits as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

(f) any Contract providing for indemnification of any officer, director or employee by the Company or any of its subsidiaries, other than pursuant to such entity’s organizational documents or as required to be provided by the law of the jurisdiction of such entity’s organization or any other Contract between the Company or any of its subsidiaries, on the one hand, and any director, officer or affiliate (excluding the Company and its subsidiaries) of the Company or any of its subsidiaries, on the other hand, involving any other material continuing liabilities or obligations of the Company or any of its subsidiaries, excluding any Company Plans and any contracts filed with the Company SEC Documents;

(g) any Contract that obligates the Company or any subsidiary of the Company to make any capital investment, capital commitment or capital expenditure (or any series of the foregoing) in excess of $50,000 in any twelve (12) month period after the date of this Agreement;

(h) any Contract that is a settlement, conciliation or similar agreement (i) with an ongoing material obligation with or to any Governmental Authority or (ii) which would require the Company or any of its subsidiaries to pay consideration of more than $50,000 after the date of this Agreement for which there is not an accrual; and

(i) Contracts (i) granting to the Company or any of its subsidiaries any Intellectual Property Rights owned by a third party that are material to the Company and its subsidiaries and (ii) Contracts granting to a third party any Intellectual Property Rights owned by the Company or any of its subsidiaries that are material to the business, in each case, other than (A) non-disclosure agreements entered into in the ordinary course of business, (B) non-exclusive, “off-the-shelf” software licenses, and (C) agreements with employees entered into in the ordinary course of business.

(j) any Contract containing any covenant (i) limiting the right of the Company or any of its subsidiaries to engage in any material line of business, commercialize any product or service or to compete with any Person in any line of business; (ii) prohibiting the Company or any of its subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (iii) containing and limiting the right of the Company or any of its subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions.

(k) any Contract relating to the disposition or acquisition of any material business or assets (whether by merger, sale of stock or sale of assets) by the Company or any of its subsidiaries (A) entered into during the past three (3) years or (B) that contains any outstanding “earn-out” provisions or other contingent payment obligations that could result in material payment obligations by the Company or any subsidiary of the Company after the date of this Agreement.

(l) any Contracts relating to Indebtedness, in each case, with an aggregate outstanding principal amount (or notional amount in the case of any derivatives) in excess of $50,000, other than (i) for clarity, accounts receivables and payables in the ordinary course of business, (ii) agreements between or among the Company and any wholly owned subsidiaries of the Company, and (iii) extensions of credit to customers in the ordinary course of business.

(m) any Contract that contains any standstill or similar agreement pursuant to which the Company or any of its subsidiaries has agreed not to acquire substantially all of the assets or securities of another Person other than the Company.

(n) any Contract that restricts payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its subsidiaries.

Section 4.16 of the Company Disclosure Letter lists, as of the date hereof, all Contracts specified in the definition of “Material Company Contract” and Parent has been provided complete and correct copies of such Contracts.

4.17       Undisclosed Liabilities; Indebtedness.

(a)          Except (i) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of December 31, 2020 included in the Company SEC Documents, (ii) as incurred after the date thereof in the ordinary course of business consistent with past practice, or (iii) as set forth in Section 4.17(a) to the Company Disclosure Letter, the Company, together with its subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its subsidiaries (or disclosed in the notes to such balance sheet), that would reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b)          Section 4.17(b) to the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its subsidiaries as of the date of this Agreement, other than such Indebtedness expressly reflected on the audited consolidated balance sheet of the Company as of December 31, 2020 included in the Company SEC Documents. With respect to the Existing Subordinated Indebtedness, (i) there is no “Event of Default” and no event that, after notice or lapse of time, or both, would constitute an “Event of Default”, existing and (ii) no noteholder of the Existing Subordinated Indebtedness has alleged (and, as of the date of this Agreement, there is no allegation pending) that an “Event of Default” or any breach or other violation of any kind under the terms of the Existing Subordinated Indebtedness has occurred (in the case of each of the foregoing clauses (i) and (ii), with “Event of Default” having the meaning given to such term under the Existing Subordinated Indebtedness).

4.18       Operation of the Company’s Business. Since December 31, 2020 through the date of this Agreement, neither the Company nor any of its subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate Section  6.1(a) – (u) in any material respect.

4.19       Opinion of Financial Advisor. The Transaction Committee has received an opinion of TD Securities (USA) LLC (the “Transaction Committee Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than HIM, Parent or any Affiliate of Parent or HIM) and, as of the date hereof, such opinion has not been withdrawn, revoked or modified. A signed copy of such opinion will be made available to Parent, solely for informational purposes, promptly after the date of this Agreement.

4.20       Insurance. All directors’ and officers’ liability insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is customary for the industries in which the Company and its subsidiaries operate. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of such insurance policies. None of the Company nor any of its subsidiaries has received any written notice of cancellation of any such insurance policies as to which the Company or such subsidiary has not obtained replacement insurance of similar scope and amount. Set forth in Section 4.20 of the Company Disclosure Letter is the amount of the annual premium currently paid by the Company and its subsidiaries for any insurance policies maintained by either the Company or its subsidiaries as of the date of this Agreement.

4.21       Investment Company Act. Neither the Company nor any of its subsidiaries is required to register as an “investment company” as that term is defined in, and is not otherwise subject to regulation under, the Investment Company Act of 1940, as amended.

4.22       Anti-Takeover Laws. No “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” “interested stockholder” or any other similar antitakeover statute, regulation or similar federal or state Law, including Section 203 of the DGCL (collectively, “Takeover Laws”), is applicable to this Agreement or the Merger.

4.23       Environmental Matters. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect: (a) the Company and each of its subsidiaries are, and for the past (3) years have been, in compliance with applicable Environmental Laws, and each has, or has applied for, and is and for the past (3) years has been in compliance with, all permits, licenses or other authorizations required by Environmental Laws necessary for the conduct and operation of their respective businesses, including as presently conducted, (b) none of the Company or any of its subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such subsidiary is in violation of, or liable under, any Environmental Law, (c) none of the Company or any of its subsidiaries is subject to any Action, Judgment or settlement relating to compliance with, or liability under, Environmental Laws, or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and (d) there has been no release or disposal of, no contamination by, and no exposure of any Person to, any Hazardous Substances so as to give rise to any liability under Environmental Laws for the Company or any of its subsidiaries.

4.24       Data Protection and Privacy.

(a)          The IT Systems currently used by the Company and its subsidiaries are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the business of the Company and its subsidiaries. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the third party responsible for maintaining the Company’s IT Systems has established an Information Security Program that is appropriately implemented and maintained, and there have been no material violations of the Information Security Program. All Company Data and IT Systems (other than any IT Systems owned by HIM or any of its affiliates that are used by the Company or any of its subsidiaries) will continue to be available for Processing by the Company and its subsidiaries following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(b)          The Company, its subsidiaries, and, with respect to the Processing of Company Data, their Data Processors comply and have complied at all times with Company Privacy Policies and the Privacy Requirements, except where the failure to be in compliance with such Privacy Policy or Privacy Requirement would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company and its subsidiaries have not sold (as defined by the California Consumer Privacy Act of 2018), and does not sell, any Personal Data to Persons or other third parties. Neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements violate any Privacy Requirements or Company Privacy Policies. Where the Company or its subsidiaries use a Data Processor to Process Personal Data, the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the Company’s and its subsidiaries’ compliance with Privacy Requirements.

(c)           The Company, its subsidiaries, and, to the knowledge of the Company and its subsidiaries, their Data Processors have not suffered and are not suffering a Security Incident, have not been and are not required to notify any Person or Governmental Authority of any Security Incident, and have not been and are not adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems, except where such Security Incidents would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Neither the Company, its subsidiaries, nor any third party acting at the direction or authorization of the Company or its subsidiaries has paid any perpetrator of any actual or threatened Security Incident or cyber attack, including, but not limited to a ransomware attack or a denial-of-service attack. The Company and its subsidiaries has not received a written notice (including any enforcement notice), letter, or complaint from a Governmental Authority or any Person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and has not been subject to any Action relating to noncompliance or potential noncompliance with Privacy Requirements or the Company’s Processing of Personal Data. The Company and its subsidiaries are not in breach or default of any Contracts relating to its IT Systems or to Company Data and does not transfer Personal Data internationally except where such transfers comply with Privacy Requirements and Company Privacy Policies. The Company and its subsidiaries maintain, and has maintained, cyber liability insurance with reasonable coverage limits.

ARTICLE V
MUTUAL COVENANTS OF THE PARTIES

5.1          Preparation of Proxy Statement; Shareholder Meeting.

(a)          Promptly following the date of this Agreement (and in any event within thirty (30) days), the Company will prepare and file with the Commission the Proxy Statement. Subject to Section  6.4, the Company shall include the Company Board Recommendation in the Proxy Statement.

(b)          If the Company determines that it is required to file any document other than the Proxy Statement with the Commission in connection with the Merger pursuant to Applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the Commission. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form with the applicable requirements of the Exchange Act and the rules of the Commission and Nasdaq.

(c)           Each of Parent and the Company shall promptly furnish all information concerning it or its affiliates and equityholders to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and any Other Required Company Filing. The Proxy Statement and any Other Required Company Filing shall include all information reasonably requested by such other party to be included therein. Each of Parent and the Company shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement or any Other Required Company Filing received from the Commission, including any request from the Commission for amendments or supplements to the Proxy Statement or such Other Required Company Filing and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the Commission, on the other hand. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement or any Other Required Company Filing, or responding to any comments of, or otherwise communicating in writing with, the Commission with respect thereto, each of Parent and the Company (i) shall provide the other with a reasonable opportunity to review and comment on such document, response or communication (including the proposed final version of such document, response or communication) and (ii) shall give due consideration to including in such document, response or communication any comments reasonably proposed by the other. The Company shall conduct in a timely manner a “broker search” in accordance with Rule 14a-13 of the Exchange Act.

(d)          If, at any time prior to the Effective Time, either party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Proxy Statement or any Other Required Company Filing that would require any amendment or supplement to the Proxy Statement or such Other Required Company Filing so that such document would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party shall promptly advise the other party and Parent and the Company shall cooperate in the prompt filing with the Commission of any necessary amendment or supplement to the Proxy Statement or such Other Required Company Filing and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the holders of Company Common Stock.

(e)          Notwithstanding any Company Change of Recommendation, the Company shall, as soon as practicable following confirmation from the Commission that it will not review or has completed its review of the Proxy Statement, and, prior to the termination of this Agreement in accordance with its terms, (i) duly call, give notice of, convene and hold a special meeting of the holders of Company Common Stock (the “Company Shareholder Meeting”) for purposes of obtaining the Company Shareholder Approval in respect of the Merger and (ii) in furtherance thereof, use its reasonable best efforts to cause the Proxy Statement to be distributed to the holders of Company Common Stock.

(f)            Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Company Charter, the Company Bylaws and the rules of Nasdaq to establish a record date for determining stockholders entitled to notice of and to vote at (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), duly call, give notice of, convene and hold the Company Shareholder Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to the holders of Company Common Stock for the purpose of obtaining the Company Shareholder Approval. In furtherance and not in limitation of the foregoing, such record date and meeting date of the Company Shareholder Meeting shall be selected by the Company after reasonable consultation with Parent. Without the prior written consent of Parent, no proposals other than the Company Shareholder Approval in respect of the Merger and routine and customary proposals required in connection with such approvals, a proposal to adjourn the meeting if necessary to solicit additional proxies in favor of the adoption of the Merger Agreement or any related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act, shall be included in the Proxy Statement or transacted at the Company Shareholder Meeting. Unless the Company Board or the Transaction Committee shall have made a Company Change of Recommendation as permitted by Section 6.4 (f) or Section  6.4(g), the Company shall use its reasonable best efforts to solicit and obtain the Company Shareholder Approval and shall include the Company Board Recommendation in the Proxy Statement. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement. The Company shall, upon the request of Parent, use its commercially reasonable efforts to cause the applicable proxy solicitor of the Company to advise Parent on a reasonable basis during the last ten (10) business days prior to the Company Shareholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval. The Company agrees that, unless this Agreement has been terminated in accordance with Section  8.1, its obligations pursuant to this Section  5.1 to convene and hold the Company Shareholder Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or by the effecting of a Company Change of Recommendation by the Company Board.

(g)          Notwithstanding anything to the contrary in this Agreement, (A) Parent may (subject to prior consultation with the Company), direct the Company to (and the Company will, upon such direction) postpone or adjourn the Company Shareholder Meeting (i) if there are holders of an insufficient number shares of Company Common Stock present or represented by proxy at the Company Shareholder Meeting to constitute a quorum at the Company Shareholder Meeting; or (ii) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval in respect of the Merger and (B) the Company (subject to prior consultation with Parent) may, at its own initiative, postpone or adjourn the Company Shareholder Meeting (i) if there are holders of an insufficient number shares of Company Common Stock present or represented by proxy at the Company Shareholder Meeting to constitute a quorum at the Company Shareholder Meeting; (ii) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval in respect of the Merger; (iii) if the Company is required to postpone or adjourn the Company Shareholder Meeting by Applicable Law or a request from the Commission or its staff; or (iv) if the Company Board has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Shareholder Meeting, including in order to give the Company’s stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company’s stockholders or otherwise made available to the Company’s stockholders (including in connection with any Company Change of Recommendation); provided that in no event will the Company adjourn the meeting for more than two (2) occasions for no more than ten (10) business days per occasion without the prior written consent of Parent; provided, further, that no single such postponement or adjournment pursuant to the immediately preceding proviso shall delay the Company Shareholder Meeting by more than ten (10) business days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the End Date.

5.2          Access to Information; Confidentiality. Subject to Applicable Law, the Company shall, and shall cause each of its respective subsidiaries to, permit Parent and its Representatives during the period prior to the Effective Time to have reasonable access for reasonable purposes related to the consummation of the Merger and the other transactions contemplated by this Agreement, during normal business times and upon reasonable advance written notice, to the Company’s and its subsidiaries’ premises, properties, books, records, Contracts and documents; provided that the foregoing shall not require the Company to (i) provide access to information or documents that, in the reasonable judgment of the Company, would (A) constitute a waiver of the attorney-client privilege held by the Company or (B) violate any Applicable Law or any agreement to which the Company is a party. Information exchanged pursuant to this Section  5.2 shall be subject to the Confidentiality Agreement, dated July 7, 2020 (the “Confidentiality Agreement”), by and between Fundamental Advisors LP and the Company. No investigation conducted, or information provided, pursuant to this Section  5.2 shall affect or be deemed to modify any representation or warranty made in this Agreement.

5.3          Filings; Reasonable Best Efforts; Notification.

(a)          Upon the terms and subject to the conditions of this Agreement, and except where a different standard of effort is provided for in this Agreement, each of the parties shall use its reasonable best efforts (subject to, and in accordance with, Applicable Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings, (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Merger that are necessary or desirable in connection with the Merger and the other transactions contemplated by this Agreement and material to the business of the Company or Parent, as the case may be, (iii) the preparation of the Proxy Statement, (iv) the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries’ and affiliates’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in this Section  5.3.

(b)          Each of the Company and Parent shall (A) make or cause to be made, as promptly as reasonably practicable after the date of this Agreement, any filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated by this Agreement, (B) make or cause to be made such other filings as are required under other Antitrust Laws with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement, (C) substantially comply at the earliest practicable date with any request for additional information, documents or other materials received by such party or any of its subsidiaries from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority under the HSR Act or any other Antitrust Laws, and (D) cooperate in good faith with the other party in obtaining all approvals required under applicable Antitrust Laws and in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Merger and the other transactions contemplated by this Agreement. Each party shall give the other party to this Agreement reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction. Neither party nor any subsidiary thereof shall independently participate in any formal meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party reasonable prior notice of the meeting or conversation and, to the extent permitted by such Governmental Authority, the opportunity to attend any such meeting or participate in any such conversation. The parties will consult and cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party or any subsidiary thereof in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Neither party nor any subsidiary thereof will directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Authority related to this Agreement or the transactions contemplated by this Agreement except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Each party shall promptly furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that any materials concerning one party’s valuation of the other party or the transactions contemplated by this Agreement, or any party’s internal financial information, may be redacted. Parent shall be responsible for all filing fees under the HSR Act or other Antitrust Laws.

(c)           Each of Parent and the Company shall use, and shall cause each of their respective subsidiaries to use, its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall cooperate, and shall cause each of their respective subsidiaries to cooperate, to contest and resist any such Action (through negotiation, litigation or otherwise), including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger or any other transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of the Company and Parent shall use, and shall cause each of their respective subsidiaries to use, its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d)          Without limiting the generality of Parent’s undertaking pursuant to this Section 5.3, Parent agrees to use its reasonable best efforts, and to take any and all steps necessary, to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority or any other party so as to enable the parties to close the transactions contemplated by this Agreement, prior to the End Date, including (i) negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of Parent’s assets, properties or businesses or of the Company’s properties or businesses to be acquired by it pursuant to this Agreement, and the entrance into such other arrangements, as are necessary in order to effect the dissolution of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the transactions contemplated by this Agreement prior to the End Date.

(e)          For purposes of this Section 5.3, references to the “Company” (or, in the case of the Company, “party”) shall be deemed to include the Solar Ventures.

5.4          Public Announcements. The initial press release concerning the Merger and the other transactions contemplated by this Agreement shall be a joint press release. Except (a) as required by Applicable Law or the requirements of the Nasdaq Stock Market (the “Nasdaq”) (and in that event only if time does not permit) or (b) with respect to any Company Change of Recommendation or any action taken by the Company, the Company Board or the Transaction Committee pursuant to and in accordance with Section  6.4, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section  8.1, Parent and the Company shall consult with each other before issuing any press release or other public statement or comment with respect to the Merger or any of the other transactions contemplated by this Agreement and shall not issue any such press release or make such other public statement or comment prior to such consultation; provided, however, that nothing herein shall be construed to limit (x) the Company’s or Parent’s right to make such public announcements or filing as the Company or Parent and its counsel determined are required by Applicable Law and (y) in the case of Parent and Merger Sub, communications made to limited partners or members, prospective limited partners or members or investors or prospective investors (including lenders and prospective lenders) of Parent, Merger Sub or any of their respective affiliates or of the Fundamental Group, in each case, who are subject to customary confidentiality provisions.

5.5          Section 16 Matters. Prior to the Closing, each of Parent and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Parent or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to securities of Parent or the Company.

5.6          Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with reasonably prompt notice of all shareholder litigation against the Company or its directors relating to the Merger and the other transactions contemplated by this Agreement (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above. Notwithstanding anything to the contrary in this Section  5.6, no consent of any Company director shall be required for the settlement of any Action so long as such settlement (a) does not include any admission of wrongdoing by such Company director and (b) does not require any payment by such Company director for which Parent (or any of its affiliates) has not agreed to provide complete payment.

5.7          Notification of Certain Matters.

(a)          At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article  VIII and the Effective Time, Parent shall give reasonably prompt notice to the Company of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause a breach of a representation or warranty contained in Article  III, (ii) any failure of a Parent Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, and (iii) any Events that, individually or in the aggregate, would prevent the Merger from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section  7.2(a) or (b); provided, however, that a failure to comply with this Section  5.7(a) will not constitute the failure of any condition set forth in Section  7.2(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section  7.2(a) or (b) to be satisfied; provided, further, that the delivery of any notice pursuant to this Section  5.7(a) shall not limit or otherwise affect the remedies available under this Agreement to the Company.

(b)           At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give reasonably prompt notice to Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, respectively, would cause a breach of a representation or warranty contained in Article IV, (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, and (iii) any Events that, individually or in the aggregate, would prevent the Merger from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section 7.3(a) or (b); provided, however, that a failure to comply with this Section 5.7(b) will not constitute the failure of any condition set forth in Section 7.3(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section 7.3(a) or (b) to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 5.7(b) shall not limit or otherwise affect the remedies available under this Agreement to Parent.Anti-Takeover Laws. The Company, the Company Board and Parent shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state Takeover Laws and regulations may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

ARTICLE VI
ADDITIONAL COVENANTS OF THE PARTIES

6.1          Conduct of the Company’s Operations. Except (i) as expressly required or permitted by this Agreement, (ii) as required by Applicable Law, (iii) as expressly permitted under this Section  6.1 or as set forth in Section 6.1 of the Company Disclosure Letter, (iv) for actions taken that are expressly contemplated by the terms of the HIM Agreements, (v) for actions taken primarily in response to a Contagion Event, (vi) for actions taken in respect of Solar Ventures that are consented to by the members thereof (including, for the avoidance of doubt, at least one member that is a member of the Fundamental Group) or (vii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the businesses of the Company and its subsidiaries shall in all material respects be conducted only, and the Company and its subsidiaries shall not take any action except in all material respects, in the ordinary course of business and in a manner consistent in all material respects with past practice, and the Company shall (and shall cause each of its subsidiaries to) use commercially reasonable efforts to maintain their existence in good standing pursuant to Applicable Law and to preserve substantially intact their business organization and maintain and preserve intact their current business relationships. Notwithstanding the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit or cause any of its subsidiaries to, except (x) as expressly required or permitted by this Agreement, including the prior provisions of this Section  6.1, (y) as required by Applicable Law, (z) as set forth in Section 6.1 of the Company Disclosure Letter, (zz) for actions taken that are expressly contemplated by the terms of the HIM Agreements, (zzz) for actions taken primarily in response to a Contagion Event, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)          amend the Company Charter or Company Bylaws, or amend in any respect the comparable organizational documents of any subsidiary of the Company;

(b)          propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)           issue, deliver, sell, grant, pledge, dispose of, or commit to issue, deliver, sell, grant, pledge or dispose of, or grant a Lien on, or permit a Lien to exist on, any shares of any class of capital stock of the Company (other than as set forth in Section 6.1 of the Company Disclosure Letter) or any of its subsidiaries, any other securities or other equity or ownership interests, or any options, warrants, convertible securities or other equity or ownership interests or rights of any kind to acquire any shares of such capital stock, securities or other equity or ownership interests, or any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or other similar interests of the Company or any of its subsidiaries;

(d)          (i) sell, lease, license, pledge, transfer, convey or dispose of or (ii) grant a Lien on, or permit a Lien to exist on, any properties, investments, loans or other assets or any interests therein of the Company or any of its subsidiaries that have an aggregate value in excess of $500,000;

(e)          declare, set aside, make or pay any dividend or other distribution, payable in cash, equity securities, property or otherwise, with respect to any of its capital stock or other equity interest, or make any other actual, constructive or deemed dividend or distribution in respect of any such shares of capital stock or other equity or ownership interests, except for cash dividends by any of the Company’s direct or indirect wholly-owned subsidiaries to the Company or any of its other wholly-owned subsidiaries;

(f)            adjust, reclassify, combine, split, subdivide or redeem, or purchase/repurchase or otherwise acquire, directly or indirectly, any of its capital stock, securities or other equity or ownership interests or any securities convertible into or exchangeable or exercisable for capital stock, securities or other equity or ownership interests, or modify the terms of any of the foregoing;

(g)          (i) acquire, including by merger, consolidation or acquisition of stock or assets or any other business combination or by any other manner, any corporation, partnership, other business organization or any business, division or equity interest thereof or enter into any joint venture, legal partnership, limited liability corporation or similar arrangement with any third-party Person; or (ii) incur, assume or suffer to exist any Indebtedness (including any long-term or short-term debt) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except to the Company or any wholly-owned subsidiary of the Company or (iii) modify, amend, repay or terminate any of the existing promissory notes issued by the Company’s subsidiary, MMA Financial Holdings, Inc., and related guarantees by the Company (collectively, the “Existing Subordinated Indebtedness”) or take any other action that would, or would reasonably be expected to, impair the ability of the Existing Subordinated Indebtedness to remain outstanding with the Surviving Entity immediately after the Effective Time (for the avoidance of doubt, entry into this agreement and consummation of the transactions contemplated herein shall not be deemed to be such an action);

(h)          apply for or receive any relief under (a) the CARES Act or any other Applicable Law or governmental program designed to provide relief related to COVID-19;

(i)            other than as required by GAAP, (i) modify in any respect any accounting policies or procedures or (ii) revalue in any material respect any of the Company’s or its subsidiaries’ properties or assets, including writing-off notes or accounts receivable;

(j)            (i) make any change to any method of Tax accounting, (ii) make, change or rescind any material Tax election other than in the ordinary course of business and consistent with past practice; (iii) settle or compromise any Tax liability or consent to any claim or assessment relating to a material amount of Taxes; (iv) file any amended Tax Return or take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed; (v) file any claim for refund of a material amount of Taxes; (vi) initiate or enter into any voluntary disclosure, closing agreement or other Contract with a Governmental Authority relating to Taxes; (vii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability; (viii) amend, modify or otherwise make any changes to, or waive the application of, the Tax Benefits Rights Agreement adopted on May 5, 2015 (as heretofore amended); or (ix) waive or extend the statute of limitations in respect of Taxes;

(k)           incur or commit to incur any capital expenditure(s) other than (i) consistent with the capital expenditure budget set forth in Section 6.1(k) of the Company Disclosure Letter or (ii) to the extent that such capital expenditures do not exceed $250,000;

(l)            enter into, modify in any material respect, amend in any material respect, fail to exercise a unilateral right of the Company or any of its subsidiaries to renew, terminate or cancel or expressly waive or expressly relinquish any material right or claim under any (1) Contract that if so entered into, modified, amended terminated, cancelled, waived or relinquished would have, individually or in the aggregate, a Company Material Adverse Effect; or (2) Material Company Contract;

(m)         hire any employee or retain the services of any natural person independent contractor;

(n)          adopt, amend, terminate or incur any liability (including contingent liability) with respect to any Company Plan (or arrangement that would be a Company Plan if in effect on the date hereof);

(o)          take any action to fail to maintain material insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(p)          (i) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 or (ii) forgive any loans to directors, officers, employees or any of their respective affiliates;

(q)          except as required by Applicable Law or any judgment by a court of competent jurisdiction and subject to Section  5.6, (i) settle, release, waive or compromise any pending or threatened material Action; (ii) cancel any Indebtedness; (iii) pay, discharge, settle, waive or satisfy any liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) of the Company or any of its subsidiaries, other than the payment, discharge, settlement or satisfaction in the ordinary course of business and in a manner consistent with past practice and in accordance with their terms, and, with respect to liabilities, disclosed, reflected or reserved against in the financial statements (or the notes thereto) contained in the Company SEC Documents (for amounts not in excess of such reserves) (for the avoidance of doubt, payment, discharge, settlement or satisfaction of any amount of the Existing Subordinated Indebtedness (other than amortization as required by the applicable agreements) shall not be considered in the ordinary course of business and shall not be permitted for the purposes of this Section  6.1(q) without Parent’s prior written consent); or (iv) waive or assign any material rights of the Company or any of its subsidiaries;

(r)           adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section  6.4(f) and Section  6.4(g)(ii);

(s)           amend or otherwise modify the MMA/HIM Agreement or (except as expressly contemplated by the MMA/HIM Agreement) the Management Agreement;

(t)            make any payment to HIM or any of its affiliates other than as expressly contemplated and permitted by the terms and conditions of the Management Agreement (as such agreement may be limited or otherwise restricted by the MMA/HIM Agreement); or

(u)          amend or otherwise modify the TD Engagement Letter;

(v)           agree, authorize or enter into a Contract or otherwise commit to take any of the foregoing actions (except as expressly contemplated by the MMA/HIM Agreement).

6.2          Indemnification; Directors’ and Officers’ Insurance.

(a)          For a period of six (6) years from and after the Effective Time, the Surviving Entity shall maintain in effect (i) the current provisions (or provisions no less favorable) regarding exculpation and indemnification of present or former officers and directors contained in the organizational documents of each of the Company and its subsidiaries and (ii) the agreements of the Company and its subsidiaries with any of their respective present or former directors and officers existing as on the date hereof and set forth in Section 6.2 of the Company Disclosure Letter that provide such Persons rights to exculpation or indemnification for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time, including any matters arising in connection with the transactions contemplated by this Agreement). From and after the Effective Time, the Surviving Entity shall indemnify, defend and hold harmless, and provide advancement of expenses (including advancing attorneys’ fees and expenses incurred in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to the fullest extent permitted under Applicable Law; provided that any Person to whom fees and expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification) to, the present and former officers and directors of the Company against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Action based in whole or in part on, relating in whole or in part to, or arising in whole or in part out of the fact that such Person is or was an officer or director of the Company or any of its subsidiaries prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent provided or permitted under the organizational documents of the Company and its subsidiaries and any indemnification agreement entered into between the Company or any of its subsidiaries and such Person (representative forms of which have been made available to Parent prior to the date of this Agreement), in each case as in effect as of the date of this Agreement and as set forth in Section 6.2 of the Company Disclosure Letter, and to the fullest extent permitted under Applicable Law.

(b)          If Parent does not elect to purchase a “tail” directors’ and officers’ liability insurance policy for the Company’s present and former officers and directors who are covered prior to the Effective Time by the directors’ and officers’ liability insurance currently maintained by the Company with coverage for six (6) years following the Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by the Company, the Company may, at its option prior to the Effective Time, purchase such a six (6) year “tail” insurance policy; provided that the Company shall not, without Parent’s consent, make a premium payment for such insurance to the extent such premium exceeds 300% of the current annual premium paid by the Company for its directors’ and officers’ liability insurance (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section  6.2(b) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium. If the Company is unable to purchase any such “tail” insurance contemplated in the two preceding sentences, Parent shall cause Merger Sub to, at the Company’s request, purchase, and maintain in full force and effect (and honor the obligations under), during the six (6) year period beginning on the date of the Effective Time, a “tail” insurance policy from one or more insurance carriers believed to be sound and reputable with respect to directors’ and officers’ liability insurance of comparable coverage and amounts and containing terms and conditions no less favorable, in the aggregate, to the officers and directors of the Company as the Company’s existing policy or policies for the benefit of the current and former officers and directors with a claims period of six (6) years from the Effective Time; provided, however, that in no event shall Merger Sub be required to pay more than the Maximum Premium as the aggregate premium for such “tail” insurance policies for its entire period, in which case Merger Sub will obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.

(c)           If the Surviving Entity or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Surviving Entity or any of its successors and assigns, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section  6.2.

(d)          The provisions of this Section  6.2 are intended to be for the benefit of, and shall be enforceable by, each present and former officer and director referred to in this Section  6.2 and his or her heirs and representatives, and are in addition to, and not in substitution for or to the exclusion of, any other rights to indemnification or contribution that any such Person may have or be entitled to by Contract, Applicable Law or otherwise.

6.3          Stock Exchange De-listing. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to Applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.4          Company Acquisition Proposals.

(a)

(i)            During the period beginning on the date hereof and continuing until 11:59 p.m. New York City time on the forty-fifth (45th) day after the date hereof (the “Solicitation Period End Time”), the Company and the Company’s subsidiaries and their respective Representatives shall have the right to, directly or indirectly: (A) initiate, solicit, and encourage any Company Acquisition Proposal or any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (B) provide access to any information, including non-public information to any Person (and such Person’s Representatives and financing sources) pursuant to an Acceptable Confidentiality Agreement executed by the Person receiving such non-public information; provided that the Company promptly (and in any event within 24 hours) provides or makes available to Parent any written material non-public information concerning the Company or any of its subsidiaries that is provided or made available to any such Person and that was not previously provided or made available to Parent; (C) grant a waiver with respect to, render inapplicable or otherwise exempt a Person from any “standstill” obligation or similar restriction with respect to the Company to the extent necessary to permit a Person to make a Company Acquisition Proposal; and (D) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Company Acquisition Proposal or otherwise cooperate with, or assist or participate in, or facilitate, any such discussions or negotiations or any effort or attempt to make any Company Acquisition Proposal. Parent shall not, and shall cause each of Merger Sub and each of their respective affiliates not to, actively interfere with negotiations and discussions permitted by this Section 6.4; provided, that the following shall not be deemed to be interference with negotiations and discussions permitted by this Section 6.4: (x) any communications between Parent, Merger Sub or any of their respective affiliates, on the one hand, and the Company, HIM or any of their respective affiliates, on the other hand, and (y) any refusal by Parent, Merger Sub or any of their respective affiliates to cooperate with a Company Acquisition Proposal in the event that such cooperation is requested. On each of the dates that is fifteen (15) days, thirty (30) days and forty-five (45) days following the date of this Agreement, the Company shall notify Parent of (x) the identity of each Excluded Party, (y) the identity of any parties with which the Company entered into an Acceptable Confidentiality Agreement and (z) the identity of any parties that submitted a Company Acquisition Proposal as of each such time, each of which notices shall include, to the extent known by the Company, (1) with respect to each identified party or Excluded Party any material affiliates or any related investment funds of such Person, and (2) a summary of the material terms of any such Company Acquisition Proposal (including, for the avoidance of doubt but without limitation, per share price, transaction structure, financing arrangements, any terms related to the Existing Subordinated Indebtedness, termination fees (both type and quantum), anti-trust covenants, and closing conditions).

(ii)           Except with respect to any Excluded Party (with whom the Company may continue to engage in the activities described in Section  6.4(a)(i) for so long as such Person is and remains an Excluded Party, including with respect to any amended or modified Company Acquisition Proposal submitted by an Excluded Party following the Solicitation Period End Time until obtaining the Company Shareholder Approval), at the Solicitation Period End Time, the Company shall, and shall cause its subsidiaries, and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and its subsidiaries’ and other Representatives to, immediately (A) cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent, its affiliates or any member of the Fundamental Group) and its and their respective Representatives) relating to any Company Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to a Company Acquisition Proposal and (B) request the prompt return or destruction of all non-public information concerning the Company or its subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the six (6) month period immediately preceding the Solicitation Period End Time and will immediately (1) cease providing any further information with respect to the Company or any Company Acquisition Proposal to any such Person or its Representatives and (2) terminate all access granted to any such Person and its Representatives to any physical or electronic data room.

(b)          From the Solicitation Period End Time until the earlier of the Effective Time and the valid termination of this Agreement, except as expressly permitted by this Section  6.4, the Company shall not, and shall cause each of its subsidiaries and its and their respective officers and directors not to, and shall instruct its and its subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, propose or knowingly solicit or knowingly encourage, knowingly facilitate or knowingly assist, any proposal or any inquiries with respect to, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate or engage in any negotiations with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub or any member of the Fundamental Group) relating to a Company Acquisition Proposal, (iii) afford or furnish (as applicable) to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub or any member of the Fundamental Group) access to the business, properties, assets, books, records, data or other confidential or non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, knowingly facilitate or knowingly assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Company Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any proposal that constitutes, or is reasonably expected to lead to, a Company Acquisition Proposal, (v) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or (vi) propose publicly or agree to do any of the foregoing relating to any Company Acquisition Proposal.

(c)          Subject to Section  6.4(d) through Section  6.4(g), prior to the Closing, neither the Company Board nor any committee thereof (including the Transaction Committee) shall, directly or indirectly, (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to any Parent Party, the Company Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Company Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of the Company’s capital stock (including Company Common Stock) that constitutes a Company Acquisition Proposal, fail to include in any public statement related to such tender offer or exchange offer or this Agreement (other than any “stop, look and listen” or similar communication in accordance with Section 6.4(d)) a statement that the Company Board Recommendation has not changed or referring to the prior Company Board Recommendation (iv) recommend that the holders of the Company Common Stock not approve the Merger, (v) fail to publicly reaffirm the Company Board Recommendation within ten (10) business days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion with respect to any Company Acquisition Proposal or on more than one occasion with respect to any modification or revision to the price, conditions or other material terms of such Company Acquisition Proposal that is made public) or (vi) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (i)-(vi) above being referred to as a “Company Change of Recommendation”).

(d)          Nothing contained in this Agreement shall prevent the Company, the Company Board, the Transaction Committee or any other committee of the Company Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” or similar communication or making any disclosure if the Company Board or the Transaction Committee or any other committee of the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under Applicable Law of the State of Delaware; provided, however, that if such disclosure has the effect of a Company Change of Recommendation, Parent shall have the right to terminate this Agreement to the extent set forth in Section  8.1(d).

(e)          Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Shareholder Approval, if the Company or the Company Board or Transaction Committee receives a bona fide written Company Acquisition Proposal that did not result from a breach of the terms of Section  6.4(b) and the Company Board or Transaction Committee shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal or could reasonably be expected to lead to a Company Superior Proposal and that the failure to take the actions contemplated by this Section 6.4(e) would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties to the stockholders of the Company under Applicable Law of the State of Delaware, nothing contained in this Agreement shall prevent the Company or the Company Board or Transaction Committee from: (i) providing access to its properties, books and records and providing information or data (including non-public information or data) in response to a request therefor by a Person or group who has made such Company Acquisition Proposal; provided that (A) the Company Board or Transaction Committee has received from the Person or group so requesting such information an Acceptable Confidentiality Agreement and (B) the Company has promptly (and in any event no later than 24 hours) provided or made available to Parent any written material non-public information concerning the Company or any of its subsidiaries that is provided or made available to any such Person and that was not previously provided or made available to Parent; or (ii) contacting and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made such Company Acquisition Proposal. As promptly as reasonably practicable (and in any event no later than 24 hours) following the receipt thereof, the Company shall notify Parent in writing of the receipt of any Company Acquisition Proposal or any inquiry or request with respect to, or that would reasonably be expected to lead to a Company Acquisition Proposal. The Company will keep Parent reasonably informed in all material respects of any material developments with respect to any such Company Acquisition Proposal (and any subsequent amendments or modifications thereto) and deliver copies of any documents (including revised or newly received documents) received by the Company or its Representatives from any such offeror or its Representatives to Parent, in each case, as promptly as is reasonably practicable (and in any event no later than 24 hours of receipt, provision or occurrence thereof).

(f)           Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Company from, at any time prior to the receipt of the Company Shareholder Approval, in response to the receipt of a bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a breach of Section  6.4(a) or Section  6.4(b), (i) terminating this Agreement pursuant to Section  8.1(e) in order to enter into a definitive written agreement with respect to such Company Acquisition Proposal or (ii) effecting a Company Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the Company Board or Transaction Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, such Company Acquisition Proposal constitutes a Company Superior Proposal, (B) Parent shall have received written notice (a “Superior Proposal Notice”) of the Company’s intention to take such action at least four (4) business days prior to the taking of such action (which notice includes the identity of the Person making such Company Acquisition Proposal (and such Person’s applicable affiliates), the material terms and conditions of such Company Acquisition Proposal, a copy of any documents related to such Company Acquisition Proposal (including any financing contemplated by such Company Acquisition Proposal), (C) if requested by Parent, the Company shall have (x) negotiated with, and shall have caused its Representatives to negotiate with, Parent in good faith during applicable notice period in order to enable Parent to revise the terms the terms of the transactions contemplated by this Agreement (including, as applicable, the terms of this Agreement) and (y) permitted Parent and its Representatives to make a presentation to the Company Board regarding the terms of the transactions contemplated by this Agreement (including, as applicable, the terms of this Agreement) and any adjustments with respect thereto and (D) the Company Board or Transaction Committee continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Parent after its receipt of the Superior Proposal Notice, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal. Any amendment to the terms of such Company Acquisition Proposal shall require a new Superior Proposal Notice and the Company and the Company Board or the Transaction Committee shall be required to comply again with the requirements of this Section 6.4 (f); provided, however, that the reference herein to four (4) business days shall be deemed to be a reference to two (2) business days.

(g)          Notwithstanding anything in this Section  6.4 to the contrary, at any time prior to the time of the receipt of the Company Shareholder Approval, the Company Board may make a Company Change of Recommendation with respect to an Intervening Event, if the Company Board or Transaction Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that its failure to effect a Company Change of Recommendation with respect to an Intervening Event would reasonably be excepted to be inconsistent with the Company’s directors’ fiduciary duties to the stockholders of the Company under Applicable Law of the State of Delaware; provided that the Company Board or Transaction Committee may not effect such a Company Change of Recommendation unless:

(i)            the Company shall have provided prior written notice to Parent at least four (4) business days in advance (the “Intervening Event Notice Period”) of its intention to effect such a Company Change of Recommendation (which notice itself shall not constitute a Company Change of Recommendation), which notice shall specify the relevant details of such Intervening Event in reasonable detail;

(ii)           if requested by Parent, the Company shall have (A) negotiated with, and shall have caused its Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period in order to enable Parent to revise the terms of the transactions contemplated by this Agreement (including, as applicable, the terms of this Agreement) so that the failure to make such a Company Change of Recommendation would no longer be reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties to the stockholders of the Company under Applicable Law of the State of Delaware and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding the terms of the transactions contemplated by this Agreement (including, as applicable, the terms of this Agreement) and any adjustments with respect thereto; and

(iii)          following the Intervening Event Notice Period and after considering the results of any negotiations and giving effect to any proposals, amendments or modifications offered, made or agreed to, in writing, by Parent, if any, the Company Board or Transaction Committee (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, that the failure to make such a Company Change of Recommendation continues to be reasonably be excepted to be inconsistent with the Company’s directors’ fiduciary duties to the stockholders of the Company under Applicable Law (it being understood and agreed that any material changes to the circumstances surrounding the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Intervening Event Notice Period shall be deemed to be three (3) business days rather than four (4) business days).

(h)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)            “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement shall not (A) prevent the Company or any of its subsidiaries or its and their Representatives from complying with any of the provisions of this Agreement (including Section  6.4) or restrict in any manner the Company’s ability to consummate the transactions contemplated hereby prior to the valid termination hereof, (B) adversely affect the rights of the Company thereunder upon compliance by the Company with the provisions of this Agreement, (C) include any provision calling for an exclusive right to negotiate with the Company prior to the valid termination of this Agreement or (D) require the Company or any of its subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses. Notwithstanding the foregoing, (x) a Person that has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company or any of its material assets, shall not be required to enter into a new or revised confidentiality agreement, and such confidentiality agreement (or such confidentiality agreement modified to the extent permitted by the following clause (y)) shall be deemed to be an Acceptable Confidentiality Agreement so long as such confidentiality agreement is not modified, including the waiver of any provision thereof (in each case, other than a modification to the extent permitted by the following clause (y)), after the date hereof and (y) a confidentiality agreement shall not fail to constitute an Acceptable Confidentiality Agreement by virtue of its granting a waiver with respect to, rendering inapplicable or otherwise exempting a Person from any “standstill” obligation with respect to the Company to the extent necessary to permit such Person to make a Company Acquisition Proposal.

(ii)           “Company Acquisition Proposal” means any proposal or offer made by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (other than Parent or its subsidiaries or any member of the Fundamental Group) with respect to (A) a merger, consolidation, acquisition, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving the Company, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in the Company, or (C) any purchase, license, exchange, transfer or other disposition of (or management agreement or similar agreement with respect to) assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated asset value (including only the portion of the value of the equity interests of the subsidiaries of the Company that is actually owned directly or indirectly by the Company) or consolidated net revenues of the Company (including only the portion of the revenues attributable to the equity interests of the subsidiaries of the Company that is actually owned directly or indirectly by the Company); provided that, for the avoidance of doubt, the calculation of consolidated asset value and consolidated net revenues shall include only the unconsolidated interests in variable interest entities that are held directly or indirectly by the Company so that the total asset value or revenues of the entire variable interest entity is not included in such calculation.

(iii)          “Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except that references in the definition of “Company Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person other than Parent or its subsidiaries on terms that the Company Board or Transaction Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering the Company’s director’s fiduciary duties to the stockholders of the Company under Applicable Law of the State of Delaware and such other factors as the Company Board or Transaction Committee considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to the Company, from a financial point of view, and the holders of the Company Shares (in their capacity as such) than the Merger (taking into account any legal, regulatory financial, timing, financing and other aspects of such proposal (including the identity of the Person(s) making the proposal and their applicable affiliates) and taking into account any revisions to the terms of the transactions contemplated by this Agreement (including revisions to the terms of this Agreement and the other agreements contemplated by this Agreement and including revisions to any price terms) made or proposed in writing by Parent prior to the time of such determination).

(iv)          “Intervening Event” means any positive material event or development or material change in circumstances with respect to the Company and its subsidiaries, taken as a whole, that (A) was not known to the Company Board (or was not reasonably foreseeable by the Company Board) as of, or prior to, the date of this Agreement; and (B) does not relate to any Company Acquisition Proposal or Company Superior Proposal.

6.5          Financing Cooperation.

(a)          The Company shall, and shall cause its subsidiaries and its and their senior management to, use reasonable best efforts to provide, at Parent’s sole cost and expense, assistance and cooperation reasonably requested by Parent to assist Parent or any of its affiliates in obtaining any financing in connection with the transactions contemplated hereby, including using reasonable best efforts to: (i) upon reasonable prior notice, participate in a reasonable number of lender meetings, due diligence presentations and rating agency presentations at times and locations to furnish Parent and its financing sources with such financial statements and such financial and other information and data regarding the Company and its subsidiaries as may be reasonably requested by Parent or its financing sources (other than any information which is not prepared by or available to the Company in the ordinary course of business that cannot be obtained or produced without undue burden) and assisting in the preparation of pro forma financial statements of the type customarily necessary in connection with financings of such type; provided, that in no event shall the Company, its Subsidiaries or their respective Representatives be required to prepare any pro forma financial information or pro forma financial statements or provide any projections or other information relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with any financing or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition by Parent, (ii) to deliver to Parent such information regarding the Company as may be reasonably requested by Parent in connection with the transactions contemplated hereby, (iii) execute customary authorization letters authorizing the distribution of information to prospective lenders and (iv) to the extent reasonably requested by Parent at least 9 days prior to the Closing Date, providing reasonably requested information relating to the Company and its subsidiaries that is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations or other similar laws or regulations and (v) assisting Parent as reasonably necessary in the preparation of customary definitive financing documentation, including joinder agreements, guaranties, security and pledge agreements and related closing deliverables in respect thereof (including certificates, evidence of authority, schedules and other customary items).

(b)          The Company shall, and shall cause its subsidiaries and its and their senior management to, use reasonable best efforts to provide assistance and cooperation reasonably requested by Parent in connection with the Existing Subordinated Indebtedness remaining outstanding with the Surviving Entity immediately following the Effective Time in accordance with the terms of such Existing Subordinated Indebtedness, including using reasonable best efforts to:(i) assist Parent in benefitting from the existing relationships of the Company and its affiliates with the holders of such Existing Subordinated Indebtedness, (ii) provide reasonably requested financial information relating to the Company and its subsidiaries in connection with the Existing Subordinated Indebtedness remaining outstanding with the Surviving Entity immediately following the Effective Time (other than any information which is not prepared by or available to the Company in the ordinary course of business that cannot be obtained or produced without undue burden), (iii) provide reasonably requested documentation evidencing compliance with the terms of the Existing Subordinated Indebtedness, including evidence that payments required under the Existing Subordinated Indebtedness have been made as and when due and copies of compliance certificates and other reports and financial information required to be delivered pursuant to the terms of the Existing Subordinated Indebtedness (including the related Guaranty agreements), together with evidence of such delivery as and when due and (iv) immediately prior to the Effective Time, execute and deliver each officer’s certification required under Section 2.08 of each of the agreements comprising the Guaranty, stating that the Merger and the assumption agreement executed pursuant to Section 2.08(a) of the Guaranty complies with Section 2.08 of the Guaranty and that all conditions precedent in the Guaranty provided for relating to the Merger have been complied with, and which certifications shall affirm that immediately after giving effect to the Merger, no “Event of Default” and no event that, after notice or lapse of time, or both, would constitute an “Event of Default”, will exist and be continuing (with “Event of Default” having the meaning given to such term under the Existing Subordinated Indebtedness), and which certifications shall be delivered to Parent for delivery to the holders of such indebtedness and/or relied on by counsel to Parent in rendering any related legal opinions (which shall be delivered by counsel to Parent and not counsel to the Company) (the “Applicable Opinion”) in order to facilitate the Existing Subordinated Indebtedness remaining outstanding with the Surviving Entity immediately following the Effective Time and which certifications shall be true and correct and shall be prepared in good faith after reasonable inquiry. Any failure to (x) deliver the certifications required by clause (iv) above or (y) use reasonable best efforts to otherwise comply with the obligations of the Company pursuant to this Section 6.5(b) shall, in the case of each of items (x) and (y), constitute a material breach of the covenants of this Section 6.5(b) for purposes of Section 7.3(b); provided that counsel to Parent has no obligation to deliver the Applicable Opinion in any event prior to receiving such officer’s certificates as required under Section 2.08 of the Guaranty (for clarity, counsel to Parent delivering the Applicable Opinion (or any legal opinion) is not a condition to Closing). The condition set forth in Section  7.3(b), as it applies to the Company’s obligations under clause (iv) above, will be deemed satisfied either (A) if the Company has satisfied its requirement to deliver such officer’s certificates without regard to whether counsel to Parent delivers the Applicable Opinion (or any legal opinion) or (B) if Parent or any of its Representatives informs the Company or any of its Representatives that counsel to Parent will not deliver the Applicable Opinion (regardless of whether such certificate is actually delivered).

(c)           The Company shall, and shall cause its subsidiaries and its and their senior management to, use reasonable best efforts to provide assistance and cooperation reasonably requested by Parent in connection with a credit agreement dated as of September 19, 2019 among MMA Energy Holdings, LLC and East West Bank (the “East West Bank Facility Agreement”), a facility agreement dated as of December 17, 2020 among FirstRand Bank Limited and IHS (SAWHF Interest) Proprietary Limited (the “FirstRand Facility Agreement”), the business loan agreement dated as of June 1, 2020 between Bank of Clarke County and R 150 SPE, LLC (the “Business Loan Agreement”) and the total return swap confirmation between Mizuho Capital Markets LLC and MMA (the “Mizuho TRS” and together with the East West Bank Facility Agreement, the FirstRand Facility Agreement and the Business Loan Agreement, the “Other Existing Indebtedness”), including using reasonable best efforts to (i) assist Parent in benefitting from the existing relationships of the Company and its affiliates with the holders of such Other Existing Indebtedness, which includes, but is not limited to, authorizing the Parent or its affiliates to engage in conversations with the holders of such Other Existing Indebtedness regarding termination, repayment, amendment, modification, refinancing or replacement of or to such Other Existing Indebtedness, (ii) provide reasonably requested financial information relating to the Company and its subsidiaries in connection with the Other Existing Indebtedness (other than any information which is not prepared by or available to the Company in the ordinary course of business that cannot be obtained or produced without undue burden) and (iii) deliver to Parent customary payoff letters (in a form reasonably satisfactory to Parent) with respect to the payoff of such Other Existing Indebtedness, and which payoff letter shall authorize the release of all Liens securing such Indebtedness upon the payment thereof.

(d)          Notwithstanding the foregoing, nothing herein shall require the cooperation contemplated by clauses (a), (b) and (c) to the extent it would interfere unreasonably with the business or operations of the Company (other than the items specifically referred to above); and provided, further, that neither the Company nor any of it Representatives shall (i) be required to pay any commitment or other similar fee (other than any such fee paid by the Company after the Closing), (ii) be required to take any action that would subject any of the Company or its directors, managers, officers, employees, accountants, legal counsel or other Representatives to any actual or potential personal liability, (iii) be required to incur or reimburse any actual or potential liability in connection with the financing or any of the assistance required by this Section 6.5 for which it has not received prior reimbursement, (iv) be required to take any action that will (A) conflict with or violate the Company’s organizational documents or any applicable laws, or (B) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any Material Company Contract, in any material respect or (v) be required to (A) deliver or obtain legal opinions of internal or external counsel of any party or any of its affiliates, accountants’ comfort letters or reliance letters or (B) provide access to or disclose information where Company reasonably determines that such access or disclosure would cause the attorney-client privilege which the Company would be entitled to assert to be undermined or contravene any applicable law.

(e)          Neither the Company nor its officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives shall be required to take any action that would subject such Person to actual or potential liability that is not promptly reimbursed, to bear any out-of-pocket cost or expense (except to the extent such Person is promptly reimbursed) or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the financing contemplated by this Section  6.5 or their performance of their respective obligations under this Section  6.5 and any information utilized in connection therewith (provided that the foregoing shall cease to apply to the Company after the Closing). Parent shall (i) indemnify and hold harmless Company, HIM and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives (collectively, the “Company Related Parties”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any financing and the performance of their respective obligations in respect of such financing, and any information utilized in connection therewith, except to the extent arising from, or by reason of, information provided in writing by or at the direction of the Company Related Parties or to the extent that such losses, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith, fraud or gross negligence of any Company Related Party and (ii) promptly upon request of the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation by the Company pursuant to Section  6.5(a) and (b).

6.6          Subsidiary Conversions. Neither the Company, nor any of its subsidiaries, will file or cause to be filed any entity classification election under Section 7701 of the Code (or any corresponding election under any provision of state or local law) with respect to any Converted Subsidiary.

6.7          IT Systems. Prior to the Closing, the Company shall, shall cause its subsidiaries to, use commercially reasonable efforts to (a) facilitate Parent’s due diligence with respect to the IT Systems, including by requesting the Company’s third-party service provider to respond to reasonable requests by Parent or Parent’s Representatives and identify and disclose reasonable information related to the IT Systems, and (b) reasonably coordinate and reasonably cooperate with Parent and Parent’s Representatives to address any IT-related operational issues are addressed and to facilitate a smooth transition of operations and services related to the IT Systems. The condition set forth in Section  7.3(b), as it applies to the Company’s obligations under this Section  6.7, will be deemed satisfied unless the Company has committed a Willful Breach of this Section  6.7.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1          Conditions to the Obligations of Each Party. The respective obligations of each of the parties to consummate the Merger shall be subject to the fulfillment (or waiver by the Company and Parent) at or prior to the Effective Time of the following conditions:

(a)          The Company Shareholder Approval in respect of the Merger shall have been obtained in accordance with the Company Charter, Company Bylaws and Applicable Law.

(b)          At the Company Shareholder Meeting, the holders of a majority of the outstanding Company Common Stock (other than those shares of Company Common Stock held by Parent, any affiliate of Parent or any director or officer of the Company) shall have adopted this Agreement and approved the Merger.

(c)           Each waiting period applicable to the Merger and the other transactions contemplated by this Agreement under the HSR Act, if any, shall have expired or been earlier terminated.No outstanding judgment, injunction, order or decree of a competent Governmental Authority shall prohibit or enjoin the consummation of the Merger or the other transactions contemplated by this Agreement, and no Applicable Law will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2          Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the fulfillment of the following conditions unless waived by the Company:

(a)          The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          Each Parent Party shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)           Parent shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an officer of Parent, the manager of Parent or the general partner of Parent (as applicable) to the effect that the conditions set forth in Sections  7.2(a) and 7.2(b) have been satisfied.

7.3          Conditions to the Obligations of Parent Parties. The obligations of the Parent Parties to consummate the Merger shall be subject to the fulfillment of the following conditions unless waived by Parent:

(a)          (i) The representations and warranties of the Company set forth in Article  IV (other than Section  4.1, Section  4.2, Section  4.3, Section  4.4 (other than the last sentence of Section  4.4(b)), Section  4.6 and Section  4.14) that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (ii) the representations and warranties of the Company set forth in Article  IV (other than Section  4.1, Section  4.2, Section  4.3, Section  4.4 (other than the last sentence of Section  4.4(b)), Section 4.6 and Section  4.14) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects (without giving effect to any materiality qualifications therein) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not, in the aggregate, constitute a Company Material Adverse Effect, and (iii) the representation and warranties set forth in Section  4.1, Section  4.2, Section  4.3, Section  4.4 (other than the last sentence of Section  4.4(b)), Section  4.6 and Section  4.14 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except, in the case of Section 4.4 (other than the last sentence of Section  4.4(b)), for any de minimis inaccuracies; provided, however, that with respect to clauses (i), (ii), and (iii) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), or (iii) above, as applicable) only as of such date or period.

(b)          The Company shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)          The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer or other senior officer of the Company to the effect that the conditions set forth in Sections  7.3(a), 7.3(b) and 7.3(d) have been satisfied.

(d)          Since the date of this Agreement, there shall not have occurred any Events that, individually or in the aggregate, constitute a Company Material Adverse Effect.

(e)          Each of the parties (other than Parent or any of its affiliates) to the HIM Agreements shall have (a) fully performed its respective obligations and agreements set forth in (i) Article II and Article III of the MMA/HIM Agreement and (ii) the fifth sentence of Section 2(a) of the Parent/HIM Agreement, in each case as required to be performed by it at or prior to the Closing and (b) fully performed in all material respects its other respective obligations and agreements required to be performed by it under the HIM Agreements at or prior to the Closing.

(f)           The Company shall have caused each of the subsidiaries set forth in Section 7.3(f) to the Parent Disclosure Letter to convert into a limited liability company treated as either a disregarded entity or partnership (as applicable) for U.S. federal and other applicable income tax purposes (each a “Converted Subsidiary”), in accordance with and pursuant to the DGCL, the DLLCA and any other Applicable Law (the “Subsidiary Conversions”) and shall have delivered to Parent evidence of the consummation of the Subsidiary Conversions (including evidence from a Governmental Authority).

7.4          Frustration of Closing Conditions. None of the Company, Parent, or Merger Sub may rely, as a basis for not consummating the Merger or the other transactions contemplated by this Agreement, on the failure of any condition set forth in Sections  7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was primarily caused by such party's breach in any material respect of any provision of this Agreement.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1          Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing only as follows:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Authority enjoining the parties from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section  8.1(b) shall have used its reasonable best efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree as required by Section  5.3; provided, further that the right to terminate this Agreement under this Section  8.1(b) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the primary cause of, or resulted in, the failure of the condition set forth in this Section  8.1(b) to be satisfied;

(c)           by either Parent or the Company if the Merger shall not have been consummated on or before February 24, 2022 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section  8.1(c) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or before the End Date;

(d)          by Parent if prior to obtaining the Company Shareholder Approval a Company Change of Recommendation shall have occurred;

(e)          by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to enter into a definitive written agreement with respect to a Company Superior Proposal in compliance with Section  6.4; provided that concurrently with such a termination pursuant to this Section  8.1 (e) the Company shall pay to Parent or its designee the Termination Payment in accordance with Section  8.2(c); provided, further, that a termination pursuant to this Section  8.1 (e) shall not be effective unless the Company has paid, or has caused to be paid, to Parent the Termination Payment;

(f)           by Parent or the Company if at the Company Shareholder Meeting (including any adjournment or postponement thereof) the Company Shareholder Approval in respect of the Merger shall not have been obtained; or

(g)          by Parent or the Company if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any Event shall have occurred, which breach or Event would result in the failure of one or more of the conditions set forth in Section  7.2(a) or 7.2(b) (in the case of a breach by Parent) or Section  7.3(a), 7.3(b), 7.3(d), 7.3(e) or 7.3(f) (in the case of a breach by, or Event with respect to, the Company) to be satisfied on or prior to the End Date, and such breach or Event shall not be capable of being cured or shall not have been cured by the earlier of (i) thirty (30) days after detailed written notice thereof shall have been received by the party alleged to be in breach or with respect to which an Event is alleged to have occurred and (ii) the End Date.

8.2          Effect of Termination.

(a)          The party terminating this Agreement pursuant to Section  8.1 (other than pursuant to Section  8.1(a)) must deliver prompt written notice thereof to the other parties setting forth the provision of Section  8.1 pursuant to which this Agreement is being terminated and, in reasonable detail, the facts and circumstances forming the basis for such termination pursuant to such provision (if applicable). In the event of the termination of this Agreement pursuant to Section  8.1, this Agreement, except for the provisions of the second sentence of Section  5.2, this Section  8.2 and Sections  9.2 through 9.13, shall become void and have no effect, without any liability on the part of any party or its directors, officers, general partners or equityholders with respect thereto. Notwithstanding the foregoing, nothing in this Section  8.2 shall relieve any party to this Agreement of liability for Fraud or any Willful Breach of any provision of this Agreement even if this Agreement is terminated as a result of such breach. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b)          If this Agreement is terminated pursuant to Section  8.1(d), then the Company will, within two (2) business days following any such termination, pay Parent or its designee in cash by wire transfer of immediately available funds to an account designated by Parent the Termination Payment unless such payment obligation is waived by Parent.

(c)          If this Agreement is terminated pursuant to Section  8.1(e), then the Company shall, concurrently with such termination, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent the Termination Payment.

(d)          If this Agreement is terminated pursuant to Section  8.1(c) or 8.1(f), and (A) (x) in the case of a termination pursuant to Section  8.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section  8.1(f), prior to the Company Shareholder Meeting (including any adjournment or postponement thereof) at which the Company Shareholder Approval was not obtained, a Company Acquisition Proposal was publicly announced (or any Person shall have publicly announced an intention to make a Company Acquisition Proposal) and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Business Combination or consummates a Business Combination, then the Company will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent the Termination Payment unless such payment obligation is waived by Parent (in Parent’s sole and absolute discretion).

(e)          If this Agreement is terminated by Parent for any reason pursuant to Section  8.1(g) on the basis of a breach of any representations, warranties, covenants or agreements contained in this Agreement (A) following the public announcement or disclosure of a Company Acquisition Proposal or the intention by any Person to make a Company Acquisition Proposal that was not withdrawn prior to such termination of this Agreement and (B) within twelve (12) months after the date of such termination pursuant to Section  8.1(g), the Company enters into a definitive agreement with respect to a Business Combination or consummates a Business Combination, then the Company will, upon the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent the Termination Payment unless such payment obligation is waived by Parent.

(f)           If a Termination Payment is payable, then the Company shall, concurrently with the payment of such Termination Payment, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent Parent’s reasonable out-of-pocket costs, fees and expenses of its counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation (the “Parent Expense Amount”) unless such payment obligation is waived by Parent.

(g)          For the purposes of this Section  8.2, “Business Combination” has the same meaning as the definition “Company Acquisition Proposal” except that, for purposes of this definition, the references in the definition of Company Acquisition Proposal to 15% will be replaced by 50%.

(h)          The parties acknowledge and agree that in no event shall the Company be required to pay the Termination Payment on more than one occasion. In the event the Termination Payment is paid to a party in accordance with this Section  8.2, such payment (together with the Parent Expense Amount) shall be the sole and exclusive remedy of such party and its subsidiaries, equityholders and Representatives against the other party or any of its subsidiaries, equityholders and Representatives with respect to the termination, event or breach giving rise to that payment, and the Company and shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Parent Parties or their respective affiliates, except in the case of Fraud or any Willful Breach of any provision of this Agreement.

8.3          Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board), but after any such approval, no amendment shall be made which by Applicable Law requires further approval or authorization by the holders of Company Common Stock pursuant to the DGCL without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

8.4          Extension; Waiver. At any time prior to the Effective Time, Parent (with respect to Parent and Merger Sub) and the Company (with respect to the Company by approval of the Transaction Committee) may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement or in any document delivered pursuant to this Agreement. For the avoidance of doubt, each party shall be permitted to waive any rights it may have under Sections  8.1 and 8.2. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party in exercising any right hereunder shall operate as a waiver of such right, nor shall any waiver on the part of any party of any such right nor any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other such right.

8.5          Non-Recourse Parent Party. In no event will the Company seek or obtain, nor will the Company permit any of its subsidiaries or Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Investors (as defined in the Equity Commitment Letter), Parent and Merger Sub) with respect to this Agreement, the Equity Commitment Letter, or the transactions contemplated hereby and thereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under Applicable Laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Investors to the extent expressly provided for in the Equity Commitment Letter.

ARTICLE IX
MISCELLANEOUS

9.1          Survival of Representations and Warranties. The representations and warranties made in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement by the parties shall not survive the Closing. This Section 9.1 shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Closing or after the termination of this Agreement.

9.2          Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed given upon receipt if delivered personally, emailed (delivery of which is confirmed by a non-automated response) or dispatched by a nationally recognized overnight courier service to the parties (delivery of which is confirmed) or by registered or certified mail (postage paid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          if to the Company:

MMA Capital Holdings, Inc.
3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224
Attention: J.P. Grant
Email: jpgrant@grantcapitalmgmt.com

with a copy to (which shall not constitute notice):

King & Spalding LLP
1185 Avenue of the Americas, 34th Floor
New York, New York 10036
Attention: Tony Rothermel; Spencer Johnson; John Anderson
Email: trothermel@kslaw.com; csjohnson@kslaw.com; john.anderson@kslaw.com and to:

Gallagher Evelius & Jones LLP
218 N. Charles Street, Suite 400
Baltimore, Maryland 21201
Attention: Stephen A. Goldberg
Email: sgoldberg@gejlaw.com

(b)          if to Parent or Merger Sub:

c/o Fundamental Advisors LP

745 Fifth Avenue, 25th Floor

New York, New York 10151

Attn: Ryan Keane

Email: rkeane@fundamental.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor

Century City, California 90067
Attention: David Grinberg; Payom Pirahesh
Email: dgrinberg@sidley.com; ppirahesh@sidley.com

9.3          Interpretation.

(a)          When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated to the contrary. The descriptive Article and Section headings and the table of contents contained in this Agreement are for reference purposes only and are not intended to be part of and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or other document. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The parties have participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “herewith” and “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrases “the date of this Agreement,” “the date hereof” and words of similar import shall be deemed to refer to the date set forth on the cover page of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References to “dollars” or “$” are to United States dollars.

(b)        For purposes of this Agreement, “affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that references to an “affiliate” of a Person shall not be deemed to include (i) any investment fund or other investment advisory vehicle or (ii) any portfolio company or other investment of any investment fund or other investment advisory vehicle. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c)         For purposes of this Agreement, a “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in New York City in the State of New York are not authorized or obligated by Applicable Law to close.

(d)         For purposes of this Agreement, “Code” means the Internal Revenue Code of 1986, as amended.

(e)         For purposes of this Agreement, “Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company or its subsidiaries, including Personal Data, that are used by, or necessary to the business of, the Company or its subsidiaries.

(f)         For purposes of this Agreement, “Company Equity Plans” means the 2010 MMA Capital Management, LLC Non-Employee Directors’ Compensation Plan, the 2012 MMA Capital Management, LLC Non-Employee Directors’ Compensation Plan, and any other equity compensation plan maintained or sponsored by the Company or any of its subsidiaries.

(g)         For the purposes of this Agreement, a “Company Material Adverse Effect” means any fact, state of facts, development, condition, circumstance, event, change, occurrence or effect (an “Event” ) that has or would reasonably be expected to, individually or in the aggregate, (A) prevent or materially delay (x) the consummation by the Company of the transactions contemplated by this Agreement or (y) the compliance by the Company with its obligations under this Agreement or (B) have a material adverse effect on the financial condition, business, assets, liabilities or operations (including results of operations) of the Company and its subsidiaries, taken as a whole; provided, however, that a “Company Material Adverse Effect” pursuant to item (B) above shall not include any Event arising out of or attributable to: (i) any change in the market price or trading volume of Company Common Stock (it being understood that the cause, facts or circumstances giving rise to or contributing to any such change may, unless otherwise expressly excluded by another clause in this definition of “Company Material Adverse Effect,” be taken into account in determining whether a “Company Material Adverse Effect” has occurred or could reasonably be expected to occur); (ii) conditions, events, or circumstances generally affecting the principal businesses or industries in which the Company and its subsidiaries operate; (iii) changes in GAAP, Applicable Law or accounting standards, or in any interpretation of GAAP, Applicable Law or accounting standards, in each case, after the date hereof; (iv) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to the Company, or its subsidiaries (including, in and of itself, any failure to meet analyst projections) (it being understood that the cause, facts or circumstances giving rise to or contributing to any such change or failure may, unless otherwise expressly excluded by another clause in this definition of “Company Material Adverse Effect,” be taken into account in determining whether a “Company Material Adverse Effect” has occurred or could reasonably be expected to occur); (v) the failure, in and of itself, of the Company to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of this Agreement, as well as any change, in and of itself, by the Company, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to Parent prior to the date of this Agreement (it being understood that the cause, facts or circumstances giving rise to or contributing to any such failure may, unless otherwise expressly excluded by another clause in this definition of “Company Material Adverse Effect,” be taken into account in determining whether a “Company Material Adverse Effect” has occurred or could reasonably be expected to occur), (vi) any changes or developments in United States, Europe, Asia or global economic, regulatory, political, financial or social conditions in general, or generally affecting the financial, debt, credit or securities markets in the United States, Europe, Asia or elsewhere in the world, including changes in interest rates, exchange rates and commodities prices, (vii) conditions arising out of the commencement, occurrence, continuation or escalation of any acts of terrorism, war, weather conditions, pandemics (including any Contagion Event), armed hostilities, social unrest, earthquakes, floods, hurricanes, tropical storms, fires, natural disasters, calamities or other similar events, (viii) the public disclosure of this Agreement or the transactions contemplated by this Agreement or any action taken at the express written request of Parent or required to be taken in accordance with this Agreement (other than covenants to operate in the ordinary course of business) including (A) the identity of Parent and its affiliates, (B) by reason of any communication by Parent or any of its affiliates on or after the date hereof regarding the plans or intentions of Parent with respect to the conduct of the business of the Company following the Closing (provided, however, that this clause shall not apply to the representations and warranties included in Section  4.5), (ix) the suspension of trading in securities generally on the Nasdaq or any other exchange or system of quotation or (x) any actions or claims made or brought by any of the current or former stockholders or equityholders of Parent or the Company (or on their behalf or on behalf of Parent or the Company, but in any event only in their capacities as current or former stockholders or equityholders) arising out of this Agreement or the transactions contemplated by this Agreement; provided, however that the exceptions set forth in subclauses (ii), (iii), (vi) and (vii) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or is reasonably expected to occur to the extent (but only to the extent) such Event has a disproportionate impact on the Company and its subsidiaries relative to other participants in the principal businesses or industries in which the Company and its subsidiaries operate.

(h)          For purposes of this Agreement, “Company Privacy Policies” means any (i) internal or external past or present data protection, data usage, privacy and security policies of the Company or its subsidiaries, (ii) public statements, representations, obligations, promises, commitments relating to privacy, security, or the Processing of Personal Data, and (iii) policies and obligations applicable to the Company or its subsidiaries as a result of any certification relating to privacy, security, or the Processing of Personal Data.

(i)            For the purposes of this Agreement, “Company Protected Information” means any (i) confidential information of the Company or any of its subsidiaries, (ii) trade secrets of the Company or any of its subsidiaries, (iii) information with respect to which the Company or any of its subsidiaries has undertaken an obligation of confidentiality to a third party, and (iv) information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of its subsidiaries.

(j)            For the purposes of this Agreement, “Contagion Event” means the outbreak and ongoing effects of COVID-19 and any evolutions or mutations thereof or any declaration of a state of emergency, martial law, shelter-in-place, quarantine or similar directive, policy or guidance or other action by any Governmental Authority or quasi-governmental authority in response thereto.

(k)           For purposes of this Agreement, “Copyright” means all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world.

(l)            For purposes of this Agreement, “Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of the Company or its subsidiaries.

(m)         For the purposes of this Agreement, “Environmental Law” means any Applicable Law or order relating to pollution, the protection of the indoor or outdoor environment (including ambient air, surface water, soil vapor, groundwater, land, habitat, animals or plants) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(n)          For purposes of this Agreement, “ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations thereunder.

(o)          For purposes of this Agreement, “Exchange Act” means Securities Exchange Act of 1934, as amended.

(p)          For purposes of this Agreement, “Excluded Party” means any Person or group of Persons from which the Company receives, after the execution of this Agreement and at or prior to the Solicitation Period End Time, a bona fide written Company Acquisition Proposal that remains pending as of, and has not been withdrawn prior to, the earlier of the Solicitation Period End Time and the valid termination of this Agreement and that the Company Board determines in good faith (such determination to be made no later than the Solicitation Period End Time), after consultation with outside legal counsel and its financial advisors, constitutes or would reasonably be expected to result in a Company Superior Proposal; provided that any such Person or group of Persons shall cease to be an Excluded Party at such time as such Person or group of Persons finally withdraws its Company Acquisition Proposal(s).

(q)          For purposes of this Agreement, “GAAP” means United States generally accepted accounting principles applied on a consistent basis.

(r)           For purposes of this Agreement, “Guaranty” means, collectively, the (i) Guaranty, dated as of May 21, 2015, entered into by and between the Company and Taberna Preferred Funding I, Ltd., (ii) Guaranty (Series I), dated as of May 21, 2015, entered into by and between the Company and Taberna Preferred Funding II, Ltd., (iii) Guaranty (Series II), dated as of May 21, 2015, entered into by and between the Company and Taberna Preferred Funding II, Ltd., and (iv) Guaranty, dated as of May 21, 2015, entered into by and between the Company and Taberna Preferred Funding III, Ltd.

(s)           For purposes of this Agreement, “Fraud” means a claim for Delaware common law fraud with a specific intent to deceive based on a representation or warranty contained in this Agreement; provided that at the time such representation was made, (i) such representation or warranty was inaccurate, (ii) the party making such representation or warranty had actual knowledge, after due inquiry, of the inaccuracy of such representation, (iii) the party making such representation or warranty intended the other party to rely on such representation, and (iv) the other party acted in reliance on such inaccurate representation and suffered financial injury as a result of such inaccuracy. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

(t)            For purposes of this Agreement, “Fundamental Funds” means, collectively, Fundamental Partners III LP, a Delaware limited partnership, and Fundamental Partners IV LP, a Delaware limited partnership.

(u)          For purposes of this Agreement, “Fundamental Group” means (i) Fundamental Advisors LP and its affiliates, (ii) any investment funds or investment vehicles affiliated with, or managed or advised by, Fundamental Advisors LP or any of its affiliates or (iii) any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment funds or investment vehicles, in each case other than Parent or Merger Sub.

(v)           For purposes of this Agreement, “Hazardous Substance” means (i) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, as such terms are defined under or give rise to liability under Environmental Laws, or (ii) any petroleum, petroleum products or by-products, radioactive materials, asbestos, polychlorinated biphenyls, radon gas, per- and polyfluoroalkyl substances, and mold that would reasonably be expected to have a material adverse effect on human health or the environment.

(w)          For purposes of this Agreement, “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, or other forms of derivative transactions, including total return swaps; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made or threatened in writing, or to the knowledge of the Company, otherwise threatened); (viii) liabilities arising from any breach of any of the foregoing; and (ix) indebtedness of others guaranteed by the Company or any of its subsidiaries or secured by any Lien or security interest on the assets of the Company or any of its subsidiaries.

(x)           (a)         For purposes of this Agreement, “Information Security Program” means a written information security program that complies with Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (i) written policies and procedures regarding Personal Data, and the Processing thereof; (ii) administrative, technical and physical safeguards to protect the security, confidentiality, availability, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Company, its subsidiaries, or Data Processors; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (iv) protections against Security Incidents, Malicious Code, and against loss, misuse, unauthorized access to, or disruption of, the Processing of Company Data, IT Systems and the systems of any Data Processor.

(y)           For purposes of this Agreement, “IT Systems” mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and Internet-related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or used to Process Company Data in the conduct of the Business of the Company or its subsidiaries.

(z)           For purposes of this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the Persons listed on Section 9.3(y) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge of Persons listed on Section 9.3(y) of the Company Disclosure Letter, in each case, after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(aa)        For purposes of this Agreement, “Lien” means any security interest, pledge, hypothecation, mortgage, deed of trust, lien, option, right of first offer, right of first refusal, claim, license, lease or other possessory interest, preference, priority, right of way, covenant (including covenants, conditions and restrictions), easement, encroachment or other similar encumbrance.

(bb)        For purposes of this Agreement, “Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(cc)        For purposes of this Agreement, “Management Agreement” means that certain Management Agreement, dated as of January 8, 2018 (as amended on February 7, 2019), by and among the MMA Capital Management Holdings, Inc. (f/k/a MMA Capital Management LLC) and HIM.

(dd)        For purposes of this Agreement, “Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay (i) the consummation by Parent or Merger Sub of any of the transactions contemplated herein on a timely basis or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

(ee)        For purposes of this Agreement, “Patents” means U.S. and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

(ff)          For purposes of this Agreement, “Permitted Lien” means (i) Liens for Taxes not yet due and payable, (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and not yet delinquent, in each case of this clause (iii) arising in the ordinary course for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the financial statements included in the Company SEC Documents as of the date of this Agreement in accordance with GAAP (to the extent required by GAAP). (iv) Liens of a vendor or lessor under any conditional sale Contract, finance lease or other title retention Contract relating to such property or asset and (v) in the case of the Company’s real property, (A) zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title and on record that do not constitute a Parent Material Adverse Effect or a Company Material Adverse Effect, and (B) Liens securing the payment of money listed on Section 9.3(ff) in the Company Disclosure Letter.

(gg)        For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such Person.

(hh)        For purposes of this Agreement, “Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including, but not limited to: (i) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; or (ii) “personal data,” “personal information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.

(ii)         For purposes of this Agreement, “Privacy Requirements” means any and all Laws, industry requirements, and Contracts relating to the protection or Processing of Personal Data that are applicable to the Company, including, but not limited to: (i) the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act (“TCPA”), 47 U.S.C. § 227, et seq.; the Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq.; the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22; the Stored Communications Act, 18 U.S.C. §§ 2701-12, et seq.; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; the California Customer Records Act, Cal. Civ. Code §§ 1798.80 to 84; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. § 17.00, et seq.; Nev. Rev. Stat. 603A, et seq.; Cal. Civ. Code § 1798.82, et seq.; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; 11 N.Y.C.R.R. § 420, et seq.; 11 N.Y.C.R.R. § 421, et seq.; the Illinois Biometric Information Privacy Act, 740 I.L.C.S. § 14, et seq.; U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; and all other Applicable Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (ii) each Contract relating to the Processing of Personal Data applicable to the Company or its subsidiaries; and (iii) each applicable rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).

(jj)         For purposes of this Agreement, “Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Privacy Requirements) of Company Data or IT Systems.

(kk)         For purposes of this Agreement, “Representatives” means any directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives of a Person.

(ll)           For purposes of this Agreement, “Security Incident” means any unauthorized Processing of Company Data, any unauthorized access to the Company’s IT Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Privacy Requirements.

(mm)       For purposes of this Agreement, “Solar Ventures” means Solar Permanent Lending, LLC, Solar Construction Lending, LLC, and Solar Development Lending, LLC, each a Delaware limited liability company.

(nn)        For purposes of this Agreement, a “subsidiary” of any Person means another Person an amount of the voting securities or other voting interests of which is sufficient to elect at least a majority of its board of directors, managers, general partners or similar governing body (or, if there are no such voting securities or voting interests, 50% or more of the equity securities or other equity interests of which) is owned directly or indirectly by such first Person; for the avoidance of doubt, Solar Ventures shall be deemed subsidiaries of the Company.

(oo)        For purposes of this Agreement, “Termination Payment” means an amount paid in cash by wire transfer of immediately available funds to an account designated by Parent in an amount equal to $4,850,000; provided, however, that in the event that this Agreement is terminated either (x) by the Company pursuant to Section  8.1(e) prior to the Solicitation Period End Time or (y) by Parent pursuant to Section  8.1(d) (solely in connection with a Company Board Recommendation Change occurring prior to the Solicitation Period End Time and resulting from a Superior Proposal by an Excluded Party), then in the case of (x) and (y) the Termination Payment shall instead be $2,020,000.

(pp)        For purposes of this Agreement, “Trademarks” means U.S., state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

(qq)        For purposes of this Agreement, “Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

(rr)          For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act knowingly undertaken or a knowing failure to act by the breaching party with the intent of causing, or that would reasonably be expected to result in or constitute, a breach of this Agreement.

9.4          Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.5          Entire Agreement. This Agreement, any exhibits and schedules hereto, the Parent Disclosure Letter and the Company Disclosure Letter, the Equity Commitment Letter, the HIM Agreements and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings or representations by or among the parties whether written and oral with respect to the subject matter hereof and thereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement.

9.6          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

9.7          Third-Party Beneficiaries. Except for the agreement set forth in Section  6.2, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries or confer upon any Person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.8          Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws of another jurisdiction that might otherwise govern under applicable principles of conflicts of laws thereof.

9.9          Consent to Jurisdiction; Venue.

(a)          Each of the parties irrevocably and unconditionally agrees that any Action arising out of or relating to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by another party or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court for the District of Delaware. Each of the parties irrevocably submits with regard to any Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section  9.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any Action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(b)          Each of the parties consents to service being made through the notice procedures set forth in Section  9.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section  9.2 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated by this Agreement. Nothing in this Section  9.9 shall affect the right of any party to serve legal process in any other manner permitted by law.

9.10       Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under Applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance, and each of the parties shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under Applicable Law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.11       WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.12       Assignment. Neither this Agreement nor any of the rights, interests or obligations arising under this Agreement shall be directly or indirectly assigned, delegated sublicensed or transferred by any of the parties (whether by operation of law or otherwise), in whole or in part, to any other Person (including any bankruptcy trustee) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.13       Expenses. Subject to the provisions of Section  2.2(a), Section  5.3(b) and Section  8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement and thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Proxy Statement (including filing fees related thereto) will be borne by the Company.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FP ACQUISITION PARENT, LLC

By:	/s/ Laurence L. Gottlieb
Name: Laurence L. Gottlieb
Title: President

FP ACQUISITION MERGER SUB, LLC

By:	/s/ Laurence L. Gottlieb
Name: Laurence L. Gottlieb
Title: President

MMA CAPITAL HOLDINGS, INC.

By:	/s/ Gary A. Mentesana
Name: Gary A. Mentesana
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]